FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-3/A of YPF Sociedad Anónima filed with the Securities and Exchange Commission on March 10, 2008 (File No. 333-149313).

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Update of Selected Financial and Operating Data
2	Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations
3	Update of Legal Proceedings
4	Other Recent Developments
5	Condensed Consolidated Financial Statements

ITEM 1.                      UPDATE OF SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited consolidated financial statements included in our amended Annual Report on Form 20-F/A for the year ended December 31, 2007, as filed on October 20, 2008 (the “2007 20-F”), our unaudited interim financial statements included as Item 5 in this report, and their respective notes, as well as the information under “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report. All financial data included in this report as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007 is unaudited. Results for the six-month period ended June 30, 2008 are not necessarily indicative of results to be expected for the full year 2008 or any other period.

The financial data as of December 31, 2007, 2006 and 2005 and for the years then ended is derived from our audited consolidated financial statements included in our 2007 20-F (the “Audited Consolidated Financial Statements”). The financial data as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007 is derived from our unaudited interim financial statements, which are included in this report (the “Unaudited Interim Financial Statements”). The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 6,7 and 8 to our Unaudited Interim Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the six-month periods ended June 30, 2008 and 2007 and shareholders’ equity as of June 30, 2008 and December 31, 2007.

In this report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the six-month period ended June 30, 2008 have been translated into U.S. dollars at the exchange rate quoted by the Central Bank on June 30, 2008 of Ps.3.03 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on June 30, 2008 was Ps.3.03 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” in our 2007 20-F.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Six-Month Period Ended June 30,
	2008	2008	2007
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	5,427	16,443	13,099
Gross profit	1,829	5,542	4,800
Administrative expenses	(142)	(429)	(361)
Selling expenses	(364)	(1,102)	(992)
Exploration expenses	(72)	(218)	(247)
Operating income	1,252	3,793	3,200
Income on long-term investments	22	67	29
Other expenses, net	(80)	(241)	(18)
Interest expenses	(62)	(189)	(145)
Other financial income (expenses) and holding gains (losses), net	151	459	319
Reversal of impairment of other current assets	-	-	69
Income before income tax	1,283	3,889	3,454
Income tax	(540)	(1,635)	(1,310)
Net income	744	2,254	2,144

Earnings per share and per ADS(4)	1.89	5.73	5.45
Dividends per share and per ADS(4) (in pesos)	n.a.	17.26	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	5.45	1.93
U.S. GAAP
Operating income	917	2,777	2,742
Net income	496	1,504	1,915
Earnings per share and per ADS(4) (in pesos)	1.26	3.82	4.87
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	675	2,046	2,012
Cash used in fixed asset acquisitions	929	2,816	2,529
Current liquidity (Current assets divided by current liabilities)	n.a.	0.902	1.554
Solvency (Net worth divided by total liabilities)	n.a.	1.410	2.111
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.763	0.718
Non-GAAP
EBITDA(6)	1,996	6,049	5,451
EBITDA margin(7)	37%	37%	42%

	As of June 30, 2008
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	35	105
Working capital	(312)	(944)
Total assets	12,133	36,764
Total debt(8)	1,073	3,252
Shareholders’ equity(9)	7,099	21,511
U.S. GAAP
Total assets	12,466	37,771
Shareholders’ equity(9)	7,605	23,043

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.903 million for the six-month period ended June 30, 2008 and Ps.647 million for the six-month period ended June 30, 2007 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties. See Note 6( b) to the Unaudited Interim Financial Statements.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.650 million as of June 30, 2008.

(9)
Our subscribed capital as of June 30, 2008 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Six-Month Period Ended June 30,
	2008	2007
	(in millions of pesos)
Net income	2,254	2,144
Interest gains on assets	(75)	(160)
Interest losses on liabilities	189	145
Depreciation of fixed assets	2,046	2,012
Income tax	1,635	1,310
EBITDA	6,049	5,451

Production and other operating data

The following table presents certain of our production and other operating data as of or for the six-month periods indicated.

	Six month ended June 30,
	2008	2007
Average daily production for the period
Oil (mbbl)	307	335
Gas (mmcf)	1,653	1,743
Total (mboe)	601	645
Refining capacity
Capacity (mbbl/d)(1)	320	320

(1)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

ITEM 2.      UPDATE OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In the six-month period ended June 30, 2008, we had consolidated net sales of Ps.16,443 million (U.S.$5,427 million) and consolidated net income of Ps.2,254 million (U.S.$744 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until February 21, 2008, when Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them (the “Option Beneficiaries”) to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock, which will close upon the fulfillment of certain requirements. Additionally, PEISAlaunched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$ 49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 461,868 shares, representing approximately 0.117% of our total shares oustanding, have been tendered. The settlement will close upon the fulfillment of certain requirements.   We believe that the Petersen entities’ participation in our capital stock and management will strengthen our Argentine ties and expertise.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 42% of its total natural gas production, including natural gas liquids, in 2007, and approximately 40.5% and 41% of total crude oil and natural gas production, respectively, in the six-month period ended June 30, 2008, according to information provided by the Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2007, of approximately 623 mmbbl of oil and 3,708 bcf of gas, representing aggregate reserves of 1,283 mmboe.

•
In 2007, we produced 120 mmbbl of oil (329 mbbl/d) and 635 bcf of gas (1,740 mmcf/d) and, in the six-month period ended June 30, 2008, we produced 56 mmbbl of oil (307 mbbl/d) and 301 bcf of gas (1,653 mmcf/d). In the second quarter of 2008, as a consequence of a strike which affected our operations in the South of Argentina, our oil production decreased by approximately 3.4 mmbbl.

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50%

•	interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of June 30, 2008 consisted of 1,663 YPF-branded service stations, which we estimate represented approximately 31.0% of all service stations in Argentina.

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

We prepare our Unaudited Interim Financial Statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 6, 7 and 8 to the Unaudited Interim Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly. The financial information corresponding to Refinor and Profertil, both jointly controlled entities, includes the last financial information approved by those companies, which in each case corresponds to a date and period ending three months prior to the date of our consolidated financial statements; however, such information, if material, is adjusted according to applicable accounting principles to reflect these companies’ results as of the date of the issuance of our consolidated financial statements.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, and, based on preliminary data, 6.3% in the six-month period ended June 30, 2008. As a result, our results of operations and financial position may not be directly comparable from period to period. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures as of December 31, 2007 are included in the Audited Consolidated Financial Statements included in our 2007 20-F under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport, purchase and marketing of refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Six-Month Period Ended June 30,
	2008	2007
	(in millions of pesos)
Net sales	16,443	13,099
Cost of sales	(10,901)	(8,299)
Gross profit	5,542	4,800
Administrative expenses	(429)	(361)
Selling expenses	(1,102)	(992)
Exploration expenses	(218)	(247)
Operating income	3,793	3,200
Income on long-term investments	67	29
Other expenses, net	(241)	(18)
Financial income, net and holding gains	270	174
Income from sale of long-term investments	—	—
Reversal (impairment) of other assets	—	69
Net income before income tax	3,889	3,454
Income tax	(1,635)	(1,310)
Net income	2,254	2,144

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Our margins and, prior to 2008, our consolidated operating profits have recently trended downwards. This has principally been the result of: production declines and increased asset depreciation principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain hydrocarbon inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we sell gas and refined products.

Our operating income in the six-month period ended June 30, 2008 increased 18.5% compared to the corresponding period in 2007, mainly as a result of increases in our domestic diesel and gasoline prices, and increased volumes of those products sold, which more than offset significant increases in the cost of our production that were driven by upward price pressures in the Argentine economy, a decline in our production caused by labor strikes in our Southern operations, purchases of crude oil from third parties in order to maintain our level of refining activity, the continuing maturity of our fields, and higher export taxes and declining export volumes driven by requirements to satisfy domestic demand at prices which are substantially lower than international market prices before export taxes.

Macroeconomic conditions

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4,924% in 1989 and 1,344% in 1990. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease, in real terms, by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through 2008 paved the way for Argentina’s economic recovery. Real GDP grew by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. Real GDP continued to grow in the first half of 2008, though at a slower rate. According to the Central Bank of Argentina estimates, real GDP is expected to grow by 6.5% in 2008.

Public finances both at national and provincial levels recorded a consolidated primary surplus of approximately 5.5% of GDP in 2004, 4.5% in 2005, 3.5% in 2006 and 3.2% in 2007.

The annual wholesale price index, according to the INDEC, increased by 2% in 2003, 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007 and, based on preliminary data, 6.3% in the six-month period ended June 30, 2008. According to a recent report published by the International Monetary Fund (“IMF”), however, most private sector analysts believe that actual inflation is considerably higher than reflected in official data. The government’s main strategy to fight increasing inflation has been the establishment of agreed price controls with private companies.

With its economic recovery well under way, in 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the IMF. The country is working to renegotiate the remaining portion of its external public debt and to resolve the claims brought before international courts by foreign companies affected during the crisis.  The Argentine government recently announced that it would repay U.S.$6,700 million in “Paris Club” debt.

Global macroeconomic conditions have a direct effect on economic conditions in Argentina and, in particular, on Argentine domestic energy consumption trends. Global economic growth remained solid during the first half of 2007, but the downside risks and uncertainty surrounding growth prospects have recently increased. Latin America continued to expand vigorously, driven by strong commodity prices and growing domestic demand. However, there are some signs that the improved fundamentals may erode if certain regulatory policies are not strengthened. Fiscal and external surpluses are forecast to weaken in many countries, and inflation has been rising, exacerbated by rising international food prices, as output has come closer to potential.

After several years of consistent growth, at the end of 2007 and in the first half of 2008 the global economy has demonstrated preliminary signs of deceleration. Demand deceleration in many developed economies, as well as increasing inflation levels worldwide and financial problems in certain sectors of developed countries’ economies, including the United States, has resulted in the downward revisions of global economic growth forecasts. During the first half of 2008, liquidity has become tighter in financial markets despite the efforts by the world’s principal monetary authorities, including the United States Federal Reserve, to facilitate liquidity and support certain struggling financial institutions to maintain systemic confidence. According to recent outlooks published by the IMF, global growth is expected to suffer a significant deceleration in the second half  of 2008, with a gradual recovery commencing in 2009.

Until August 2008, the U.S. dollar had continued to depreciate against the euro and a broad range of other currencies, including those of emerging market countries. The exchange market pressures in emerging economies have generally been reflected in exchange rate appreciation, rapid accumulation of international reserves and strong domestic credit growth.

Worldwide oil prices continued to increase during 2007 and the first half of 2008, reaching a high over U.S.$145 per barrel (WTI) in July 2008, driven by strong demand, the decrease in the United States’ reserves, the decrease in the value of the U.S. dollar, and social and political conflicts in producing areas. Some analysts believe that speculative factors stemming from the increased investment in commodities as a shelter against the financial crisis may also have affected recent commodity price increases. WTI prices have decreased to U.S. $ 66.36 per barrel by October 22, 2008, driven in part by decreasing demand from certain developing countries as well as decreased consumption in certain developed countries.

In Argentina, higher WTI market prices (and the higher prices of refined products) have resulted in the highest increase in petroleum import prices in the last decade, according to information published by the Argentine Central Bank. Argentine domestic fuel prices have increased in the six-month period ended June 30, 2008, compared to the same period in 2007, but have not kept pace with the increases in international market prices for petroleum products due to regulatory constraints. See “—Differences between Argentine and international prices for hydrocarbon products.”

The recent increases in international petroleum product prices, which have not yet been fully reflected in Argentine prices for petroleum products, may create additional inflationary pressures, as the inflationary effect of such price increases on other consumer sectors has yet to be fully felt. Furthermore, countries that are net importers of hydrocarbon fuels, such as Argentina, could also suffer slower economic growth and deteriorating internal and external fiscal accounts as a result of the increased costs of subsidies and decreased tax collections.

During the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors. Even though economic growth continued in the first half of 2008, it showed signs of weakening, mainly in the second quarter of 2008, as a result of decreasing consumption, according to the Argentine Central Bank.

Total exports from Argentina increased by 20% year over year (“YoY”) to U.S.$55,933 million in 2007, mainly driven by an increase in exports of agricultural products, while imports increased by 31% in the same period due to higher growth in consumption and investment. The trade surplus decreased by 9.4%, falling from U.S.$12,306 million in 2006 to U.S.$11,154 million in 2007. According to preliminary INDEC data, in the first half of 2008, the Argentine trade balance continued to post a surplus, though that trade surplus was approximately 6% lower than in the first half of 2007. This downward trend was due mainly to increases in the volume and prices of imported assets, particularly capital assets, fuels and lubricants and passenger vehicles. Argentine exports grew at a slower pace in the first half of 2008 than during the same period of 2007 mainly on account of slower growth in the export of agricultural products resulting mainly from trade disruption caused by the blockades by agricultural producers mentioned above.

According to INDEC, the unemployment rate corresponding to the first quarter of 2008 showed that 8.4% of the active population was unemployed, 0.9 percentage points higher than the 7.5% rate in the fourth quarter of 2007. Average real wages of the economy increased by 13% (YoY) between December 2006 and December 2007, according to INDEC’s inflation rate based on the consumer price index (8.5%). During the first half of 2008, salary pressures in the Argentine economy have resulted in wage hikes of approximately 20% (YoY) in nominal terms in several sectors, according to the Argentine Central Bank.

The Argentine Central Bank continued its policy of accumulating international reserves and maintaining a competitive exchange rate during 2007. Central Bank reserves were at U.S.$46 billion at the end of the year, and the peso/dollar buying exchange rate increased to Ps.3.15 per dollar, a 2.9% (YoY) nominal depreciation. The real exchange rate of the Argentine peso against a basket of currencies, measured using INDEC’s inflation rate based on the consumer price index, showed a 10% real depreciation throughout the year. As of June 30, 2008, Argentine Central Bank reserves reached U.S.$47.5 billion. The exchange rate of the Argentine peso against the U.S dollar declined from Ps.3.15/ U.S.$1.00 as of December 31, 2007 to Ps.3.03 /U.S.$1.00 as of June 30, 2008.

Government fiscal revenues increased by 33% (YoY in nominal terms) in 2007 and extraordinary revenues of Ps.7,814 million were generated as a result of pension reform, but an even higher rise in public expenditures (46%) led to a reduction in the national primary fiscal surplus from 3.5% of GDP in 2006 to 3.2% of GDP, in 2007. According to the Argentine Central Bank, fiscal revenues continued to increase in the first half of 2008 (38% YoY in nominal terms) driven mainly by increased value added tax (“VAT”), export taxes (which were 93% higher YoY, driven both by the increase in international commodity prices and the applicable export rates) and social security collections. In real terms, tax collections decelerated while primary government expenditures continued to increase at a fast pace, albeit slower than in 2007. According to the Argentine Central Bank, fiscal revenues and spending are expected to continue to grow in 2008, with the national primary fiscal surplus expected to exceed the national budget forecasts of 3.15% of GDP for the year.

In relation to public debt, two issues remain pending: (i) a portion of the defaulted debt that was not included in the 2005 debt swap (the so-called “Paris Club”), which the Argentine government recently announced it would repay, and (ii) certain government bondholders have not accepted the government’s debt restructuring proposal.  Standard & Poor’s (S&P) recently downgraded Argentina's credit rating one notch to “B” while Moody's recently downgraded its credit watch of Argentina from “positive” to “stable.”

According to earlier estimates of the Argentine Central Bank, the Argentine economy was expected to grow at a faster pace in the second half of 2008 compared to the first half of 2008, though at a slower pace than that of recent years, driven by a recovery in exports and higher household spending once expectations and financial conditions become stable. However, we cannot predict the evolution of future macroeconomic events, especially in light of the recent turmoil in international financial markets, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risks Relating to Argentina” in our 2007 20-F.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices substantially below international prices. Continued growth in demand and a particularly harsh winter in 2007 have recently led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, natural gas, diesel and gasoline products for the periods indicated.

	Year ended December 31,
	2007	2006	2005
Crude Oil in Argentina
Production (mmbbl)	234.7	240.7	243.0
Exports (mmbbl)	20.8	32.0	54.6
Imports (mmbbl)	0.3	0.6	1.6

Natural Gas in Argentina
Sales (mmcm)(1)	38,532.0	36,362.0	34,685.0
Production (mmcm)	51,007.0	51,779.0	51,573.0
Exports (mmcm)	1,245.0	2,487.0	6,600.1
Imports (mmcm)	1,239.5	1,428.5	1,610.5

Diesel in Argentina
Sales (mcm)(2)	14,754.9	13,903.4	13,074.4
Production (mcm)	12,915.6	12,570.3	11,673.4
Exports (mcm)	46.6	108.8	276.4
Imports (mcm)	847.1	446.9	678.7

Gasoline in Argentina
Sales (mcm)(2)	5,285.6	4,608.4	4,028.6
Production (mcm)	5,965.2	5,889.3	6,043.1
Exports (mcm)	1,400.9	1,732.0	2,955.2
Imports (mcm)	23.0	33.2	14.1

(1)	Includes total domestic market deliveries.

(2)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy and Ente Nacional Regulador del Gas (ENARGAS)

Policy and regulatory developments in Argentina

The Argentine oil and gas industry is currently subject to: (i) certain governmental policies and regulations that have resulted in: domestic prices that are substantially lower than prevailing international market prices; (ii) export restrictions; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; and (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices. As discussed in “Item 3. Key Information—Risk Factors” of our 2007 20-F and elsewhere in this report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•
Price limitations. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, Argentina’s domestic hydrocarbon prices have not increased at the pace of international and regional prices, as described in “—Differences between Argentine and international prices for hydrocarbon products.”

•
Export restrictions. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations restricting the export of certain hydrocarbon products. These restrictions have impacted our export sales as described in “—Declining export volumes.”

•
Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•
Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Increasing cost of sales.”

•
Energy Substitution Program. The Argentine Secretariat of Energy, by Resolution SE No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 121/08 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2008, and Rule No. 30/08 of the Sub-Secretary of Coordination and Control, issued on April 1, 2008, approved the general plans for implementation of the Energy Substitution Program. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products” in our 2007 20-F. Under this program, we and other companies import diesel, fuel oil and LPG that we then sell to industrial users in Argentina at the prevailing domestic natural gas prices, with the difference refunded to us by the Argentine government. As a result, this program has the effect of increasing our net sales and volumes sold, but is operating income-neutral since we do not earn any margin on products sold under this program.

•
Gas Plus. The Argentine Secretariat of Energy, by Resolution SE No. 24/08 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011 regarding the supply of natural gas to the domestic market during the period 2007 through 2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas” in our 2007 20-F.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Six-Month Period Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
Product	Units Sold
Oil (mcm)	257	231	425	874	1,776
Natural gas (mmcm)	285	1,126	1,358	3,090	3,071
Diesel (mcm)	91	75	133	149	327
Gasoline (mcm)	508	696	1,272	1,695	2,385
Fuel oil (mtn)	558	633	1,187	903	696
Petrochemicals (mtn)	247	351	689	700	749

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily between 2005 and 2008. Exports accounted for 25.3%, 31.8%,  28.9%, 33.7% and 37.7% of our consolidated net sales in the six-month periods ended June 30, 2008 and 2007, and in 2007, 2006 and 2005, respectively.

The Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries. In addition, the Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

Differences between Argentine and international prices for hydrocarbon products

Domestic prices for our products have fallen significantly below international prices as a result of regulatory policies that have resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Six-Month Period Ended June 30,
	2008
	Peso	$	U.S.	(1)
Natural gas(2)(3)	231		74
Diesel(4)	1,182		379
Gasoline products(5)	1,124		361

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.

(2)	Per thousand cubic meters.

(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.

(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.

(5)
Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products are sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel. In a framework of increasing international prices, and notwithstanding our leading market position, domestic liquid fuel prices remain well below the level consistent with international prices.

For example, in June 2008, diesel import prices were approximately U.S.$1,110/cubic meter, while the average domestic sales prices were approximately U.S.$428/cubic meter before government subsidies. In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$6/mmBtu in the fourth quarter of 2007 (approximately U.S.$7.8/mmBtu in the second quarter of 2008), while the price at which we purchase natural gas from ENARSA was approximately U.S.$1.84/mmBtu and our average sales price in the six-month period ended June 30, 2008 for such gas in Argentina was approximately U.S.$2.00/mmBtu.

In addition, pursuant to Resolution 599/2007 of the Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2007 20-F), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. Under this agreement, we have supplied a total volume of 2,674 million cubic meters of gas from August through December 2007 (representing 34% of our total gas volume sales for the same period) to domestic residential and small commercial consumers at a price of approximately Ps.0.50/mmBtu for that period.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2007, our estimated proved oil reserves and oil production declined by 8.38% and 4.76%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 7.65% and 2.46%, respectively, over the same period. As a result, in an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. In 2007 and 2006, our crude production, substantially all of which was destined to our refineries, represented approximately 83% and 90%, respectively, of the total crude oil processed by our refineries. In the six-month period ended June 30, 2008, it represented 77%, a 6% decline from the full year 2007, due mainly to a strike that affected our operations in the South of Argentina and caused our production to decrease by approximately 3.4 mmbbl. As adjusted for the lost production resulting from the strike, we believe our crude oil production would have represented approximately 82% of the crude processed by our refineries. In 2007 and 2006, our natural gas production represented approximately 99% and 93%, respectively, of our total natural gas deliveries, while in the six-month period ended June 30, 2008, almost 100% of such deliveries were satisfied by our production. We expect our oil and gas proved reserves and production rates to continue their decline. See “Item 4. Information on the Company—Exploration and Development Activities—Reserves” in our 2007 20-F for more information on our proved reserves.

Increasing cost of sales

Our cost of sales accounted for 66.3% and 63.4% of our consolidated net sales in the six-month periods ended June 30, 2008 and 2007, respectively, and 65.3%, 61.7% and 49.2% of our consolidated net sales in 2007, 2006 and 2005, respectively. Our cost of sales increased significantly between 2005 and the first half of 2008, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties to fulfill our domestic supply requirements and avoid penalties under certain delivery contracts; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we were unable to pass many of these cost increases to our customers in the form of higher hydrocarbon product prices.

Critical Accounting Policies

U.S. GAAP reconciliation

The difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the six-month periods ended June 30, 2008 and 2007 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the effects of the reorganization of entities under common control, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of variable interest entities.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, we have re-measured into U.S. dollars our Unaudited Interim Financial Statements as of June 30, 2008 and 2007, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ps.3.03 to U.S.$1.00, as of June 30, 2008. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the six-month periods ended June 30, 2008 and 2007, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,091 million and Ps.641 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.530 million in total assets and total liabilities as of June 30, 2008, and an increase of Ps.903 million and Ps.647 million in net sales and Ps.498 million and Ps.331 million in operating income for the six-month periods ended June 30, 2008 and 2007, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, our policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, we perform the impairment test on an individual field basis. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets,” by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2008 and 2007. The adjusted book value after impairment under U.S. GAAP results in lower depreciation of Ps. 74 million and Ps. 85 million for the six-month periods ended June 30, 2008 and 2007, respectively. Additionally, the reconciliation adjustment of Ps.16 million for the six-month period ended June 30, 2007 includes a loss of Ps.69 million for the elimination of the reversal of an impairment charge made under Argentine GAAP, which is not allowed under U.S. GAAP.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. Accounting for Assets Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on reorganization of entities under common control are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on reorganization of entities under common control and account receivables are recognized in the statement of income and the balance sheet, respectively.

FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. These interpretations require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP, consolidation is based on having  the votes necessary  to control corporate decisions (Note 1 to the Unaudited Interim Financial Statements).

Through May 2008, we had operations with one variable interest entity (“VIE”), which was created in order to structure our future deliveries of oil (“FOS transaction”). Additionally, through September 2005, we had operations with a VIE related to another FOS transaction, which was settled in advance. For a further description refer to “—Transactions with unconsolidated variable interest entities” below.

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. Under U.S. GAAP, the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through the accumulated OCI account. Under Argentine GAAP, unrecognized actuarial losses are not considered in the amount of the net liability. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 6(f) to the Unaudited Interim Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the Six-Month Period Ended June 30,
	2008	2007
	(in millions of pesos)
Inventories at beginning of year	2,573	1,697
Purchases for the period	3,924	2,568
Production costs(1)	7,135	6,072
Holding gains on inventories	123	119
Inventories at end of period	(2,854)	(2,157)
Cost of sales	10,901	8,299

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Six-Month Period Ended June 30,
	2008	2007
	(in millions of pesos)
Salaries and social security taxes	485	395
Fees and compensation for services	98	67
Other personnel expenses	158	124
Taxes, charges and contributions	139	111
Royalties and easements	1,138	981
Insurance	55	48
Rental of real estate and equipment	189	154
Depreciation of fixed assets	1,970	1,939
Industrial inputs, consumable material and supplies	279	302
Operation services and other service contracts	526	279
Preservation, repair and maintenance	917	766
Contractual commitments	156	232
Transportation, products and charges	448	369
Fuel, gas, energy and miscellaneous	577	305
Total	7,135	6,072

Other expenses, net

Other expenses principally include reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Finance income/(expense), net and holding gains

Finance income/(expense), net and holding gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this report. Our effective tax rates for the periods discussed in this report exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, offset in part by income on non-consolidated long-term investments (which is included in our consolidated financial statements net of corporate income tax as payable by investees) and tax-free income from the sale of hydrocarbons produced in Tierra del Fuego. See Note 2(f) to the Unaudited Interim Financial Statements.

Results of Operations

Consolidated results of operations for the six-month periods ended June 30, 2008 and 2007

The following table sets forth certain financial information as a percentage of net sales for the periods indicated.

	Six-Month Period Ended June 30,
	2008	2007
	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(66.3)	(63.4)
Gross profit	33.7	36.6
Administrative expenses	(2.6)	(2.8)
Selling expenses	(6.7)	(7.6)
Exploration expenses	(1.3)	(1.8)
Operating income	23.1	24.4

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (“Mega”), Refinor or Profertil, jointly-controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and Profertil contributed, after consolidation adjustments, 1.37%, 1.38% and 2.75%, respectively, of our consolidated net sales for the six-month period ended June 30, 2008 and 1.63%, 1.49% and 1.82%, respectively, of our consolidated net sales for the six-month period ended June 30, 2007.

Domestic Market	Six-Month Period Ended June 30,
	2008		2007
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	7,939 mmcm	231/mcm	8,194 mmcm	160/mcm
Diesel	4,032 mcm	1,182/m3	3,936 mcm	925/m3
Gasoline	1,414 mcm	1,124/m3	1,262 mcm	911/m3
Fuel oil (2)	510 mtn	1,373/ton	206 mtn	891/ton
Petrochemicals	336 mtn	2,094/ton	320 mtn	1,408/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

(2)	For the period ended June 30, 2008, includes sales under the Energy Substitution Program amounting to 104 mtn.

Export Markets	Six-Month Period Ended June 30,
	2008		2007
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas (2)	285 mmcm	731/mcm	1,126 mmcm	350/mcm
Diesel	91 mcm	2,789/m3	75 mcm	1,650/m3
Gasoline	508 mcm	2,473/m3	696 mcm	1,645/m3
Fuel oil	558 mtn	1,720/ton	633 mtn	1,014/ton
Petrochemicals	247 mtn	2,645/ton	351 mtn	2,148/ton

(1)
Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.

(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the six-month period ended June 30, 2008 were Ps.16,443 million, representing an 25.5% increase compared to Ps.13,099 million in the six-month period ended June 30, 2007. This increase was primarily attributable to increases in domestic prices for diesel and gasoline as well as in sales volumes of those products in the domestic market. As a result, our domestic sales increased 37.6% to Ps.12,288 million in the six-month period ended June 30, 2008 from Ps.8,927 million in the same period in 2007. Export sales, despite an increase in international prices of substantially all of our exported products, declined by 0.4% to Ps.4,155 million in the six-month period ended June 30, 2008 from Ps.4,172 million in the same period in 2007, driven mainly by the increase in the export tax withholding rates applicable to petrochemical and refined products. Our export sales in both periods were made mainly to the United States, Brazil and Chile.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the six-month periods ended June 30, 2008 and 2007.”

Cost of sales

Cost of sales in the six-month period ended June 30, 2008 was Ps.10,901 million compared to Ps.8,299 million in the six-month period ended June 30, 2007, representing a 31.3% increase, which was mainly attributable to the  increase in the total volume of crude oil purchases from third parties, which was necessary to offset our lower crude oil production and maintain the pace of our refinery operations in order to meet the growing domestic demand of refined products. Cost of sales as a percentage of net sales increased to 66.3% in the 2008 period, compared to 63.4% in the same period in 2007. Increased volumes of crude oil purchases adversely affect our margins because we lose the margin earned on our internal exploration and production activities. In addition, we experienced general increases in costs, mainly in preservation, repair and maintenance, and operation services and other service contracts, driven mainly by upward price and wage pressure, and transportation, products and charges, driven mainly by the increase in our domestic sales. Salaries and social security also increased more than 20%, at pace with general price increases in the broader economy.

Selling expenses

Our selling expenses were Ps.1,102 million in the six-month period ended June 30, 2008 compared to Ps.992 million in the six-month period ended June 30, 2007, representing an increase of 11.1%, mainly attributable to the increase in the amount we paid in tax on debits and credits on bank accounts, due to the higher amounts involved in these transactions in the first half of 2008. The cost of transportation to our distribution network also increased, in this case driven mainly by our higher domestic sales.

Operating income

Operating income in the six-month period ended June 30, 2008 was Ps.3,793 million compared to Ps.3,200 million in the six-month period ended June 30, 2007, representing an increase of 18.5%. Operating income increased primarily due to the previously mentioned increases in domestic prices, partially offset by our higher cost of sales.

Our operating margins (operating income divided by net sales) were 23.1% and 24.4% in the six-month periods ended June 30, 2008 and 2007, respectively.

Other expenses, net

Other expenses, net increased to Ps.241 million in the six-month period ended June 30, 2008 from Ps.18 million in the six-month period ended June 30, 2007, mainly as a result of increased reserves for lawsuits, due mainly to our reassessment of certain environmental obligations based on new information that became available during the six-month period ended June 30, 2008. See Note 3(h) to our Unaudited Interim Financial Statements.

Financial income (expense), net and holding gains

In the six-month period ended June 30, 2008, financial income (expense), net and holding gains, increased to Ps.270 million from Ps.174 million in the six-month period ended June 30, 2007. This increase is attributable to positive exchange differences resulting from the depreciation of the U.S. dollar against the Argentine peso, as our outstanding debt is denominated in U.S. dollars, as well as higher holding gains on inventories from stock revaluation. These financial income, net and holding gains were partially offset by a decrease in interest income, and an increase in interest expenses.

Taxes

Income tax expense in the six-month period ended June 30, 2008 increased 24.8% to Ps.1,635 million from Ps.1,310 million in the six-month period ended June 30, 2007. The effective income tax rates for the six-month period ended June 30, 2008 and the six-month period ended June 30, 2008 were 42% and 38%, respectively, compared to the statutory income tax rate of 35%. The higher effective income tax rate is mainly attributable to higher losses recognized by YPF Holdings and the 100% impairment of the deferred tax assets generated as a result of such losses due to our recovery assesments.

Net income

Net income for the six-month period ended June 30, 2008 was Ps.2,254 million, compared to Ps.2,144 million in the same period in 2007, an increase of 5.1%. This increase is mainly attributable to our 18.5% increase in operating income, which was partially offset by the increase in other expenses, net, and higher income tax.

Results of operations by business segment for the six-month periods ended June 30, 2008 and 2007

The following table sets forth net sales and operating income for each of our lines of business for the six-month periods ended June 30, 2008 and 2007:

	For the Six-month Periods Ended June 30,
	2008	2007
	(in millions of pesos)
Net sales(1)
Exploration and production(2)
To unrelated parties	2,198	1,607
To related parties	523	331
Intersegment sales and fees(3)	5,715	6,057
Total exploration and production	8,436	7,995
Refining and marketing(4)
To unrelated parties	11,279	8,885
To related parties	973	1,007
Intersegment sales and fees	571	880
Total refining and marketing	12,823	10,772
Chemical
To unrelated parties	1,349	1,213
Intersegment sales and fees	542	418
Total Chemical	1,891	1,631
Corporate and other
To unrelated parties	121	56
Intersegment sales and fees	203	169
Total Corporate and others	324	225
Less intersegment sales and fees	(7,031)	(7,524)
Total net sales(5)	16,443	13,099
Operating income (Loss)

	For the Six-month Periods Ended June 30,
	2008	2007
	(in millions of pesos)
Exploration and production	2,010	2,155
Refining and marketing	1,525	1,087
Chemical	658	321
Corporate and other	(328)	(301)
Consolidation adjustments	(72)	(62)
Total operating income	3,793	3,200

(1)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

(2)	Includes exploration and production operations in Argentina and the United States.

(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.

(4)	Includes LPG activities.

(5)	Total net sales include export sales of Ps.4,155 million and Ps.4,172 million for the six-month periods ended June 30, 2008, and 2007, respectively.

Exploration and production

Exploration and Production net sales in the six-month period ended June 30, 2008 were Ps. 8,436, representing a 5.5% increase from Ps. 7,995 million in the six-month period ended June 30, 2007. The volume of crude oil sales decreased by 9.9% in the six-month period ended June 30, 2008, mainly due to a strike which affected our operations in the South of Argentina. The increase in average international crude oil prices (of approximately 80% between periods) was not significantly reflected in local market prices, due to the imposition in November 2007 of higher export tax rates, pursuant to Resolution No. 349/07. Export volumes of natural gas declined approximately 75% in the 2008 period compared to the same period in 2007, due to the priority we are required to give to fulfilling domestic demand. This decrease in exports was more than offset by a 42% increase in the average price of natural gas sold in the domestic market, driven mainly by a partial recovery in prices for the non-residential segments of the market.

Exploration and Production operating income declined 6.7% to Ps. 2,010 million in the six-month period ended June 30, 2008 from Ps. 2,155 million in the six-month period ended June 30, 2007 due to operating expenses increases outpacing the 5.5% increase in Exploration and Production net sales. Operating expenses increased 10.0%, primarily due to the effect of cost increases in the wider economy, increases in oil and gas royalties, considering the higher oil and gas prices required to be used as a basis for calculation, as well as in the annual surface fee that is based on acreage of each block and which are payable to the provinces in which the hydrocarbon fields are located or, in the case of offshore and certain other fields, to the Argentine federal government, and which increased almost eightfold in the six-month period ended June 30, 2008 compared to the same period in the prior year.

Average oil production during the six-month period ended June 30, 2008 decreased 8.3% to 307 thousand barrels per day from 335 thousand barrels per day in the same period in 2007. Natural gas production in the six-month period ended June 30, 2008 decreased 5.0% to 1,653 million cubic feet per day from 1,743 million cubic feet per day in the same period in 2007. These declines were the consequences of a strike which affected our operations in the South of Argentina and the natural decline in the production curve resulting from the continuing overall maturity of our fields.

Refining and marketing

Net sales in the six-month period ended June 30, 2008 were Ps.12,823 million, 19.0% higher than the Ps.10,772 million in net sales recorded in the six-month period ended June 30, 2007. This increase was mainly attributable to increases in the volumes sold in the domestic market and in the average domestic prices of diesel and gasoline. Domestic diesel volumes and average prices increased by approximately 2% and 28%, respectively, while domestic gasoline volumes and average prices increased approximately 12% and 22%, respectively. The increases were offset in part by the priority given to the fulfillment of domestic gasoline demand, which resulted in a 27% decrease in the volume of gasoline exported, the segment’s principal export product sold in the international market, where prices (net of export taxes) were on average slightly higher than in Argentina during the six-month period ended June 30, 2008, despite the higher export taxes assessed by the Argentine government, which eroded our margins from export sales compared to the first half of 2007.

Operating profit increased by 40.3% to Ps.1,525 million in the six-month period ended June 30, 2008 from Ps.1,087 million in the same period in 2007. This increase was due to improved margins resulting from the above-mentioned increases in net sales driven by higher prices for diesel and gasoline in Argentina described above and partially offset by an increase in the cost of crude oil purchased from third parties. Additionally, an 18.5% increase in refining costs, primarily in maintenance, energy and industrial inputs, was driven partly by maintenance works which took place in our La Plata and Luján de Cuyo Refineries, and partly by inflation. Refining cost per barrel, which we calculate as the segment’s cost of sales for the period less crude oil purchase costs and depreciation of fixed assets, divided by the number of barrels produced during the period, was Ps.11.78 in the six-month period ended June 30, 2008 compared to Ps.9.79 in the six-month period ended June 30, 2007.

Refinery output in the six-month period ended June 30, 2008, including 50% of Refinor’s output (we own 50% of Refinor), reached 334 thousand barrels per day, representing a utilization rate of almost 100% of the existing processing capacity.

Chemical

Net sales in the six-month period ended June 30, 2008 increased by 15.9% to Ps.1,891 million from Ps.1,631 million in the six-month period ended June 30, 2007, while operating income in the six-month period ended June 30, 2008 increased 105.0% to Ps. 658 million from Ps. 321 million in the six-month period ended June 30, 2007. These increases were attributable mainly to higher operating income of Profertil, in which we have a 50% interest, attributable to increases in the sales of urea and other fertilizers, as well as an increase in the average prices of these products. Additionally, the increase in the operating income of our petrochemical operations was driven by an increase in prices for most of the segment’s products, especially methanol and fertilizers, and was only partially offset by higher production costs and the effects of the higher export taxes pursuant to Resolution No. 394/07.

Liquidity and Capital Resources

Financial condition

Total debt outstanding, net of cash, as of June 30, 2008was U.S.$1,039 million (Ps.3,147 million) consisting of short-term debt (including the current portion of long-term debt) of U.S.$824 million (Ps.2,497 million) and long-term debt of U.S.$215 million (Ps.650 million). As of June 30, 2008, most of our debt was denominated in U.S. dollars (see Notes 3(g) to the Unaudited Interim Financial Statements.)  The use of derivatives is detailed in “—Quantitative and Qualitative Disclosure about Market Risk.”

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of June 30, 2008, we had repurchased approximately U.S.$159 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Six-Month Period Ended June 30,
	2008	2007
	(in millions of pesos)
Net cash flows provided by operating activities	7,059	4,051
Net cash flows used in investing activities	(2,815)	(2,539)
Net cash flows used in financing activities	(4,468)	(2,214)
Net increase/(decrease) in cash and equivalents	(224)	(702)
Cash and equivalents at the beginning of period	847	1,087
Cash and equivalents at the end of period	623	385

Net proceeds from outstanding loans were Ps.2,321 million. Net cash flow provided by operating activities was Ps.7,059 million in the six-month period ended June 30, 2008, compared to Ps.4,051 million in the six-month period ended June 30, 2007, mainly as a result of an 18.5% increase in operating income and the collection of loans granted by us to related parties.

The principal uses of cash in investing and financing activities in the six-month period ended June 30, 2008 included Ps.2,816 million in fixed asset acquisitions relating mainly to drilling activities in our Exploration and Production business unit, and Ps.6,789 million in dividend payments.

Our current financing policy is to use cash flows provided by operating activities and debt to fund both our investing and operating activities.

In addition, Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute a dividend of U.S.$850 million in addition to the amount resulting from the distribution of our net income mentioned in the preceding sentence, with payments in 2008 and 2009. We distributed dividends in the amounts of Ps.4,232 million and Ps.2,557 million in February and May 2008, respectively.  See “Item 8. Financial Information—Dividends Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2007 20-F.

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion, which was also approved by the CNV in September 2008. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt as of June 30, 2008, plus accrued but unpaid interest through June 30, 2008:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	3,252	2,602	151	303	-	-	196

Transactions with unconsolidated variable interest entities

Since 1996, we have entered into three forward oil sale agreements, which we refer to as the FOS transactions in this report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, we were advanced U.S.$381 million in 1996, U.S.$300 million in 1998 and U.S.$383 million in 2001, against future deliveries of oil. Our obligations under the FOS transactions were recorded as liabilities in the consolidated balance sheet and were taken to income as the physical deliveries were made over the term of the contracts. As of June 30, 2008, the obligations under the respective contracts have been fully complied with and there remain no further obligations to deliver crude oil under the above agreements.

As described in “Update of Legal Proceedings” in this report, on March 8, 2004, the Argentine tax authorities formally communicated to us their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. We have presented our defense rejecting the claim and are currently arguing our position.

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, as well as customary acceleration provisions.

With respect to financial debt totaling Ps. 3,252 million (U.S.$1,073 million), including accrued interest (long- and short-term debt, including overdrafts) as of June 30, 2008, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.515 million (U.S.$170 million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by the holders of at least 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding financial debt is subject to cross-default provisions. These provisions generally may be triggered if an event of default occurs with respect to the payment of principal amount or interest on debts equal to or exceeding U.S.$20 million. As a result of these cross-default provisions, a default on our part or the part of any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. None of our debt or the debt of our consolidated subsidiaries is currently in default.

Credit rating

As of June 30, 2008, FITCH Argentina Calificadora de Riesgo S.A. ’s International Rating for our foreign currency denominated debt was BB+, and for our domestic currency denominated debt was BBB-. FITCH’s National Rating is AAA for our Negotiable Obligation Programs. FITCH has a stable outlook on all of our ratings.

Standard & Poor’s International Ratings LLC, Sucursal Argentina maintains its rating for our foreign currency denominated debt at BB, and for our domestic currency denominated debt at BB+. Their National Rating is AAA for our Negotiable Obligation Programs. Standard & Poor’s has a stable outlook on all of our ratings. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees provided

As of June 30, 2008, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. which outstanding amounts were approximately U.S.$21 million, U.S.$23 million and Ps.5 million, respectively. The corresponding loans mature in 2011, 2013 and 2009, respectively.

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for the six-month periods ended June 30, 2008 and 2007.

	Six-Month Period Ended June 30,
	2008		2007
	(in millions of pesos)	(%)	(in millions of pesos)	(%)

Capital Expenditures and Investments
Exploration and Production	2,387	82	2,224	82
Refining and Marketing	327	11	321	12
Chemical	64	2	58	2
Corporate and other	147	5	100	4
Total	2,925	100%	2,703	100%

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in  “—Guarantees provided” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of June 30, 2008, and from which we may incur future gains or losses from changes in market, interest rates or foreign exchange rates. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors” in our 2007 20-F.

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the “Convertibility Plan,” the centerpiece of which was a fixed one-to-one rate of exchange between the Argentine peso and the U.S. dollar. Although in view of the Argentine economic crisis the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law, we have still not hedged our U.S. dollar debt obligations to date. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2007 20-F.

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of June 30, 2008.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,191	—	168	57		1,416
Accounts payable	1,074	253	205	417		1,950
Debt	678	151	—	64		893
Other Liabilities	101	10	10	443	(1)	564

(1)	Includes U.S.$420 million corresponding to reserves with undetermined maturity.

Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To realize our objectives, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of June 30, 2008 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables (Related parties)	428	—	—	—	—	—	428	428
Interest rate	2.70% - 7.28%

Liabilities
Fixed rate
YPF’s Negotiable Obligations	306	—	—	—	—	196	502	539
Interest rate	9.13%					10%
Related Parties	60	151	303				514	514
Interest rate	4.9%- 15.5%	4.9%- 15.5%	4.9%- 15.5%
Other Short-term debt	2,201	—	—	—	—	—	2,201	2,201
Interest rate	3.37% - 22%

ITEM 3.    UPDATE OF LEGAL PROCEEDINGS

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Reserved, probable contingencies

In the ordinary course of our business, we are a party to various actions, including approximately 2,027 labor lawsuits as of June 30, 2008, for which provisions of Ps.47 million have been made.

A reserve totaling Ps.1,865 million as of June 28, 2008 has been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

CNDC anti-competitive activity disputes. On March 22, 1999, we were notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on us of Ps.109 million, stated Argentine pesos as of that date, based on the interpretation that we had purportedly abused our dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and we made the claimed payment. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged us with abuse of dominant market position during this period. On January 20, 2004, we answered the notification by (i) claiming the application of the statutes of limitations and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, we believe that our defense based on the statute of limitations is solid.    Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations without deciding in advance on the statute of limitations defense claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Room B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. Despite the arguments expressed by us, the above-mentioned circumstances make evident that, preliminarily, the CNDC rejects the defenses filed by us and that the CNDC is reluctant to modify the doctrine provided by Resolution No. 189/99. On

August 12, 2008, Room B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision.

Alleged defaults under natural gas supply contracts – Innergy, et al. Since 2004, the Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and three of them have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause, which claims have been rejected by us.

Innergy Soluciones Energéticas S.A. (“Innergy”) has filed an arbitral claim against us based on its “deliver or pay” clause, seeking U.S.$87.7 million in damages as of August 2007, plus interest (as calculated by Innergy on September 17, 2007). This amount increases as Innergy invoices “deliver or pay” amounts to us on a monthly basis, beginning in September 2007, for partially missed deliveries. In addition to our claim of force majeure, we have counterclaimed against Innergy for contract termination based upon the “statutory hardship” exemption set forth in Article 1198 of the Argentine Civil Code, in light of recent substantial increases in Argentine export duties on natural gas that make our cost of delivering natural gas to Innergy significantly higher than the price to be paid to us by Innergy for such deliveries. Having previously suspended the arbitration to allow for settlement discussions, on August 29, 2008 the parties extended the suspension for an additional 60 days.

We are also currently in pre-arbitral settlement discussions with the other two clients that have sought damages from us under the “deliver-or-pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. These companies have claimed damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have opposed such claims.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AES Uruguaiana Emprendimientos S.A. also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims.

Alleged defaults under natural gas supply contracts – Central Puerto. Central Puerto S.A. (“Central Puerto”) has made claims against us for cutbacks in natural gas supply pursuant to its contracts. We have formally denied such breach, based on the fact that, pending the restructuring of such contracts, we are not obligated to confirm nominations of natural gas during certain periods of the year. On March 15, 2007, Central Puerto notified us of the commencement of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma de La Lata, province of Neuquén. On May 29, 2007, we and Central Puerto entered into a Termination and Dispute Resolution Agreement regarding the principles of agreement for the supply of Central Puerto’s plant located in Loma de La Lata. On June 6, 2007, Central Puerto notified us of its decision to submit the controversy regarding the agreement for the supply of natural gas to its plants located in Buenos Aires (the “Buenos Aires Gas Supply Agreement”) to arbitration under the rules of the International Chamber of Commerce. On June 21, 2007, we appointed our arbitrator and notified Central Puerto of our decision to submit to arbitration the controversy regarding the amounts due by Central Puerto under the Buenos Aires Gas Supply Agreement. On July 23, 2007, Central Puerto filed an arbitral claim for: (i) our specific performance of the Buenos Aires Gas Supply Agreement by continuing to deliver volumes of natural gas of up to 3,400,000 m3/day, the applicable maximum daily requirement under the contract, to Central Puerto’s plants located in Buenos Aires; (ii) our payment of “deliver or pay” amounts for failure to deliver natural gas (totaling 1,920 mmcm through December 3, 2007), without specifying the amount claimed; and (iii) acknowledgement of Central Puerto’s right to make-up natural gas volumes. On September 24, 2007, we answered Central Puerto’s claim and filed counterclaims asking the tribunal for: (i) a declaration of the termination of the contract; or (ii) as a subsidiary claim in case the tribunal rejects the request for termination of the contract, the restructuring of the contract under the Civil Law principles of “Teoría de la Imprevisión” (hardship provision) and “Sacrificio Compartido” (both-parties-

effort) and (iii) payment by Central Puerto of “take or pay” amounts owed by Central Puerto for certain amounts produced but not taken between 2002 and 2004. On December 3, 2007, Central Puerto submitted a presentation requesting that the tribunal reject all of our claims. On February 11, 2008, a hearing took place among the members of the arbitral tribunal and the parties at which a document setting forth procedures for the arbitration was agreed upon and signed by the parties. In that document, Central Puerto indicated that it could not quantify its damages until its experts had completed their work. We estimated our damages to be approximately U.S.$11 million plus interest, adjusted for inflation (pursuant to the Stabilization Reference Coefficient or CER), though we also indicated that this amount could change based on the results of work being performed by our experts. On April 29, 2008, the tribunal issued an order setting a schedule for the next phase of the arbitration. On October 1, 2008, the parties produced their evidence before the tribunal.  On October 16, 2008, the parties agreed to suspend procedures for 30 days.

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata Refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the executive branch of the Argentine government that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145 and in accordance with that law, we shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps.57 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of Ps.15.5 million, the second group has made a claim for compensation of Ps.41.7 million and the third one has made a claim of Ps. 14.1 million, in addition to a request for environmental cleanup. As of June 30, 2008, we had established a reserve of Ps.24 million with respect to these personal or property claims.

On December 17, 1999, a group of 37 claimants who resided near La Plata Refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

We have been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings against us on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages (on account of the existence of volatile particles and/or hydrocarbon suspension), non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. On September 25, 2008, the Federal Court in Criminal matters decided not to make any formal accusations and dismissed the proceedings.

AFIP tax claims. On January 31, 2003, we received a claim from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”), stating that the forward oil sale agreements entered into by us (see “Updated Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities”) should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to us the claim for approximately Ps.45 million plus interest and fines. Additionally, on June 24, 2004, we received a new formal claim from the AFIP, asserting that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, we presented our defense to the AFIP, rejecting the claims and arguing our position. However, on December 28, 2004, we received formal communication of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. We have appealed such resolution in the National Fiscal Court. In 2006, we conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine. On March 14, 2008 the AFIP notified us of the rejection of the reimbursement previously mentioned. That decision has been appealed to the National Fiscal Court.

In addition, we have received several other claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF. In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration

Regulations of the International Chamber of Commerce against us, among others, seeking payment from us of U.S.$69 million which was afterward increased to U.S.$103.2 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. Our position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. We have filed a counterclaim against EDF in the amount of U.S.$13.85 million as a purchase price adjustment. We believe that EDF’s claim is without merit. The arbitral award dated October 22, 2007 accepted the claim against us awarding damages against us in the amount of U.S.$40 million and also accepted our counterclaim against EDF in the amount of U.S.$11.1 million. Consequently, the amount payable by us should the award become final is U.S.$28.9 million plus costs and interest. We have challenged the award by filing an extraordinary appeal before the Federal Supreme Court and an appeal before the Federal Appellate Court on Commercial Matters. In April 2008 the Federal Appellate Court on Commercial Matters suspended the effects of the arbitral award pending its appeal.

Furthermore, EDF is seeking the enforcement of the arbitral award before a court in Delaware, in the United States. We responded to the complaint by seeking its dismissal on the basis that the arbitral award has been suspended by an Argentine court and, consequently, the Delaware complaint is not permitted under Article 5 of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards. EDF is also seeking the enforcement of the arbitral award before a court in Paris, France. We will respond to the complaint by seeking its dismissal based on similar arguments.

Quilmes claims. Citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million plus interest as compensation for alleged personal damages. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by us in the affected area, supervised by the environmental authority of the province of Buenos Aires. We have requested an extension of the time to answer the complaint to allow us time to evaluate certain documents submitted to the court by the plaintiffs. We have also notified the Argentine government that we will implead it at the time we answer the complaint in order to request that it indemnify us against any liability and hold us harmless in connection with this lawsuit, as provided by Law. No. 24,145.  The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a judicial award declaring this administrative decision null and void. There are other 25 judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps. 3.5 million. In these cases, we believe that the Argentine government will contest its obligation to indemnify and hold us harmless by claiming that the alleged damages were not caused by the 1988 leak. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations.

Non-reserved, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we have received several labor, civil, commercial and environmental claims which had not been reserved since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies. The most significant of such contingencies are described below.

Capital control-related proceedings. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Item 4—Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency” in our 2007 20-F. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree 2,703. On December 15, 2003, we filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed our motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with our access to foreign exchange proceeds, as described above. On February 19, 2004, we filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. If the Central Bank were to reassert and prevail before the courts in the argument that the exemption allowing oil and gas companies to keep up to 70% of export proceeds abroad during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02 was not available, we could be subject to material penalties.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). In this administrative summary proceeding, charges were brought against us in the amount of U.S.$1.6 million, and it has been advised that the conduct of a bank that handled other of our export transactions made in 2002 be investigated, which could give rise to the initiation of further proceedings. Administrative summary proceedings have already been brought against the bank. Nevertheless, a final and unchallenged judicial judgment recently issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina recently issued an opinion in similar administrative summary proceedings involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed.

CNDC investigation. On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, CNDC charged us and eight other producers with violations of Act 25,156. We have contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Act, we filed with the CNDC a commitment according to Article 36 of the Antitrust Act requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response.

The CNDC has commenced proceedings to investigate us for using a clause in bulk LPG supply contracts that it believes prevents buyers from reselling the product to third parties and therefore restricts competition in a manner detrimental to the general economic interest. We have asserted that the contracts do not contain a prohibition against resale to third parties and have offered evidence in support of our position. On April 12, 2007, we presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act not to include such clauses in future bulk LPG supply contracts, among other things, and requested that the CNDC terminate the proceedings. We are still awaiting a formal response.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and

168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Secretariat of Energy. If the Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Likewise, we believe that we would not be liable for such natural gas delivery deficiencies pursuant to the doctrines of “force majeure” and “contract impracticability.”

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming for the remediation of environmental damages, punitive damages and other damages including the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. NJDEP filed its Second Amended Complaint in April, 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. YPF appealed this decision. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Argentina. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Supreme Court of Argentina have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. Our request is currently pending.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.”, a lawsuit before the Supreme Court of Argentina, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage of Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Supreme Court of Argentina declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and Cofema submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. In July 2008, the Supreme Court of Argentina decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). Additionally, the Supreme Court of Argentina declared that it will determine whether and how much liability is to be borne by the parties involved; (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

La Plata Refinery environmental claims. On June 6, 2007, we were served with a new complaint in which nine residents of the vicinity of the La Plata Refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of Ps.51.4 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’ s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The contamination that may exist could derive from countless sources, including from dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Concessions on Hydrocarbon bearing zones – Provincial claims: We have been notified of Resolution 433/08 “MP’’ issued by the Ministry of Production, Hydrocarbon Department of the Rio Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del  Piche, El Medanito y Los Caldenes, all located in  Rio Negro Province. This resolution asserts that we, among others, in our capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, we could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, we were requested to submit a response.

The Hydrocarbons Law grants the concessionaire and /or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08 “MP”, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us.

Non-reserved, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Act. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. As of the date of this registration statement, CNDC has not taken any further action.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Neuquén royalty disputes. On February 20, 2006, the province of Neuquén published in the Official Gazette Decrees No. 225/06 and 226/06 (the “Decrees”). The Decrees provide that royalties for domestic sales of hydrocarbons produced within the province of Neuquén must be calculated using international market prices as a reference, thus increasing the amounts of the royalties to be paid by us. The calculation of hydrocarbon royalties, in accordance with Section 75 (12) of the Argentine Constitution, is ruled by federal legislation, and the Decrees, in our opinion, contradict the preemption principle of the Argentine Constitution. We filed a declaratory judgment action (Acción Declarativa de Certeza) with the Argentine Supreme Court with the aim of obtaining the nullification of the Decrees and the issuance of an interim measure banning the province of Neuquén from filing any royalty claim on the ground of the provisions contained within the Decrees. On October 31, 2006, the Argentine Supreme Court issued an injunction ordering the province of Neuquén to refrain from applying the Decrees to us. On November 29, 2007, the province of Neuquén issued Decree No. 2200/07, revoking the Decrees, and subsequently petitioned the Argentine Supreme Court to withdraw its injunction against the Decrees as moot. We have filed a written request for the continuation of the injunction as well as the official revocation of the Decrees. Neuquén has not expressly withdrawn its request and the matter is currently pending before the Argentine Supreme Court.

On August 31, 2004, the province of Neuquén filed with the Federal Court of the province of Neuquén (the “Federal Court”) a claim against Atalaya Energy and 19 oil and gas companies, including us, claiming compliance with Section 6 Law No. 25,561 for the calculation of royalties regarding hydrocarbons produced within the province of Neuquén. Section 6 Law No. 25,561 provides that in no event will export withholdings reduce the wellhead prices for the calculation and payment of hydrocarbon royalties. According to the province of Neuquén’s reading of Section 6 Law No. 25,561, the oil and gas companies producing hydrocarbons in the province of Neuquén should not make any deduction based on export withholdings for the calculation of royalties corresponding to hydrocarbons sold in the domestic market. The Federal Court issued an interim measure ordering the oil and gas companies to calculate and pay royalties on the basis of international prices. We filed an appeal against such interim measure. On October 5, 2005, the Federal Court granted our appeal. Additionally, the Federal Court clarified that Section 6 Law No. 25,561 shall be applied only to the calculation of royalties regarding exported hydrocarbons. The province of Neuquén appealed this decision to the National Court of Appeals, which declared that it lacked jurisdiction and referred the case to the Argentine Supreme Court. In 2006, the Argentine Supreme Court also declared that it lacked jurisdiction, and returned the case file to the Federal Court. We also requested the Argentine Supreme Court to order the Federal Court to restrain from continuing proceedings. The Argentine Supreme Court denied such request and we filed a writ requesting the reversal of such decision. On May 14, 2007, the judge issued an opinion declaring that the Federal Court lacked jurisdiction to hear our royalties dispute case and the case was transferred to the administrative courts of the province of Neuquén. On May 17, 2007, we presented our appeal on the basis that the judge failed to consider recent jurisprudential records of the Federal Court (the case of the Neuquén Decrees) that acknowledged that royalties disputes posed a valid federal question. On June 29, 2007, the judge rejected our motion in limine but subsequently accepted our motion of appeal. We have filed a request with the Federal Court requesting jurisdiction over the royalties litigation, in light of the above-mentioned recent jurisprudence.

Other export tax disputes. During 2006 and 2007, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following demands by the province of Mendoza that the international market price be applied to internal market transactions based on an interpretation of Section 6 of Law No. 25,561 (similar to the above-mentioned claim made by Neuquén), we commenced an administrative proceeding. Our request is currently pending.

Neuquén concession investment dispute. On November 22, 2007, we received Note No. 172/07 of the Secretariat of Energy and Mining of the Province of Neuquén (SEEyM), alleging material shortfalls in our investments pursuant to the Extension Agreement for the Loma de la Lata – Sierra Barrosa Concession, executed on December 5, 2000 (the “Extension Agreement”). The Note provided that: (i) “YPF shall immediately explain the reasons for the detected underinvestment, subject to immediate forfeiture of the concession extension”; (ii) “this serious incident makes it necessary to delay any negotiations with this company for the purpose of any concession extensions”; (iii) the proceedings will be remitted to the Provincial Legislature so that the legislators may weigh this “incident” at the time of reviewing any extension to the contracts; and (iv) legal rights were reserved for the institution of legal actions “to comprehensively redress the damage caused.”

The Extension Agreement sets out three phases for investment by us: (i) a first phase from July 1, 2000 to December 31, 2005, during which the committed investment amounted to U.S.$3,500 million; (ii) a second period, from January 1, 2006 to December 31, 2011, contemplating a committed investment of U.S.$2,500 million; and (iii) a final period from January 1, 2012 to December 31, 2017, during which we agreed to invest the amount of U.S.$2,000 million. The aggregate amount of the committed investment is U.S.$8,000 million, and under the Extension Agreement any non-substantial difference in a phase can be performed and made up for in the next phase.

In addition to the SEEyM’s failure to observe Section 80 of the Hydrocarbons Law, which requires a controlling authority to warn permission holders and concession operators and to allow them to cure violations, we believe that:

(i) we have made the investments agreed to under the Extension Agreement for the first of the three periods (ended on December 31, 2005), which is the subject of Note No 172/07, whether calculated in U.S. dollars or in pesos (though we believe they should be calculated in pesos);

(ii) during almost two years since the end of the first period, we have made investments in the province of Neuquén of approximately U.S.$1,830 million (for a cumulative amount of U.S.$5,350 million since 2000), which greatly exceeds the difference alleged by the province in Note No. 172/07 and demonstrates the completion of our performance of the requisite investments for the first period (U.S.$2,500 million related to the years 2006-2011); and

(iii) the investment obligations are convertible into pesos at a one-to-one ratio by effect of the emergency regulations enacted in 2002 (including Section 1 of Decree 214/04) and in light of economic reality, as the size and scope of the investments that could be made at the time the Extension Agreement was entered into differs drastically from the amount possible after devaluation in 2002. Our arguments in this regard are considered without prejudice to asserting the “unforeseen conditions” doctrine under Argentine law due to the significant change in circumstances, as the right to assert the doctrine was not waived in the Extension Agreement.

We have challenged Note No. 172/07 through administrative and judicial proceedings  By means of Resolution No. 178/08 the Province of Neuquén’s Natural Resources State Secretariat rejected our filing against Note No. 172/07 only with respect to the jurisdiction of the Province of Neuquén to review the Extension Agreement. However, it recognized that the investments made for the years 2006 and 2007 compensated for any shortfalls during the first period (which were declared to be not material) and certified that YPF S.A. complied with its duties for the first period 2000-2005.

Additional information

On January 21, 2005, we were notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment of a contractual penalty resulting from our alleged failure to deliver the required amounts. The contract term is 15 years. ENDESA’s claim amounted to U.S.$353.8 million, while asserting that there had been willful misconduct on our part. Thereafter, the parties entered into (i) an agreement for the amendment of the gas supply agreement in order to adapt it to the export restrictions imposed by the Argentine government (the “Amendment”) and (ii) an agreement for the termination of the arbitration (the “Termination Agreement”), both subject to the Secretariat of Energy’s approval. On August 31, 2007, we were notified of the Secretariat of Energy’s approval. Thereafter, the parties informed the tribunal of the termination of the arbitration by mutual agreement. We have paid ENDESA U.S.$8 million pursuant to the Termination Agreement and ENDESA has foregone all claims based on past conduct. Finally, the Amendment adjusted the maximum semi-annual compensation that we would have to pay in connection with deficiencies in natural gas deliveries.

On August 11, 2006, we received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution SE No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between us and GasAtacama Generación, for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. We filed an answer to the Note on September 15, 2006 stating our allegations and defenses.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

As of June 30, 2008, YPF Holdings’ reserves for environmental and other contingencies totaled approximately U.S.$197.3 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, or the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of June 30, 2008, YPF Holdings has reserved approximately U.S.$15.4 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, these studies were substantially completed in 2005. In addition, the EPA and other agencies are addressing the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with certain other entities, has agreed to participate in and fund a remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of RIFS costs among themselves based on a number of considerations.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RIFS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay. Tierra  has reached agreement with five of these parties to contribute anually toward Newark Bay study costs, and is continuing to negotiate with other parties.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan is estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The defendants have made responsive pleadings and/or filings.  In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. NJDEP filed its Second Amended Complaint in April, 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September, 2008. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. See “Legal Proceedings—Argentina—New Jersey Claims.”

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. EPA has recently informed us that a revised remedy  proposal will not be forthcoming any earlier than mid-2009. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees, sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel to request that discussions relating to such an agreement be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra plans to continue to participate in the PRRP group with regard to this matter. In January 2008, the NOAA sent a letter to us, YPF Holdings, CLH Holdings Inc. and other entities designating each as a potentially responsible party (“PRP”).

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The first phase, which will encompass the removal of 40,000 cubic yards, is scheduled for completion within approximately 30 months from the effective date of the AOC (June 2008). The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work through a trust fund, to which U.S.$2 million must be contributed within 90 days of the effective date of the AOC and an additional U.S.$10 million must be contributed every six months thereafter until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. During the removal work, certain contaminants not produced by the former Chemicals plant, such as PCBs and mercury, will be removed along with dioxin. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RIFS addressing the lower 17-mile portion of the Passaic River, and the RIFS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of June 30, 2008, YPF Holdings has reserved approximately U.S.$91.9 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have  come to an agreement regarding this matter, pursuant to which Tierra will pay U.S.$ 5 million, and will remediate three sites at an estimated cost of U.S.$ 2.1 million.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results has been submitted to the DEP for its comments. What, if any, additional work will be required is expected to be determined once the results of this testing have been analyzed by the DEP.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

As of June 30, 2008, YPF Holdings has reserved a total of approximately U.S.$32.9 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (“OEPA”) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately U.S.$8.0 million as of June 30, 2008 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, the parties have recently entered into a settlement with federal and state natural resources trustees in connection with claims for natural resources damages. As of June 30, 2008, YPF Holdings has reserved approximately U.S.$17.2 million for its estimated share of the remediation and the natural resources damages settlement associated with the Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. YPF Holdings has reserved approximately U.S.$0.21 million as of June 30, 2008 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At June 30, 2008, YPF Holdings had reserved approximately U.S.$2.3 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of material costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. Maxus believes that its current reserves are adequate for these past costs and is currently evaluating the decision of the Supreme Court. As of June 30, 2008, YPF Holdings had reserved approximately U.S.$14.9 million in respect of this matter.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was recently entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of June 30, 2008, YPF Holdings has reserved U.S.$3.8 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except perhaps those commitments related to the development of the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments for the Neptune Project are capital expenditures of U.S.$19.3 million for the remainder of 2008, and a minimum pipeline transportation payment obligation of approximately U.S.$3.1 million for the remainder of 2008; U.S.$5 million for 2009; U.S.$4 million for 2010; U.S.$3.1 million for 2011; U.S.$2.4 million for 2012 and U.S.$8.4 million thereafter.

ITEM 4.        OTHER RECENT DEVELOPMENTS

Disposition No. 1

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch of the Argentine government to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements.

According to the Hydrocarbons Law, holders of production concessions, including us, also are required to pay royalties to the province where production occurs. A 12% royalty is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

However, in January 2008, considering, among other things, that as a result of Resolution 394/2007 of the Ministry of Economy and Production companies began to negotiate the price for crude oil in the domestic market, which would then be used as the basis for calculation of royalties, the Secretariat of Energy passed Disposition No. 1, which sets a minimum reference price for the calculation of royalties. As of the date of this report we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law. According to certain interpretations, some of the prices negotiated by us may differ from the ones set forth in Disposition No. 1. If the final interpretation of Disposition No. 1 differs with the one considered by us, we could be subject to higher royalty obligations in the future, although our management believes the effect of such higher royalties would not be material.

In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense is accounted for as a production cost. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty. See “Update of Legal Proceedings—Argentina—Neuquén royalty disputes” in this report.

Tender Offer for our Capital Stock by Petersen Energía S.A.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until February 21, 2008, when Petersen Energía, S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock, which will close upon the fulfillment of certain requirements. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that it were not already of their own at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008.A total of 461,868 shares, representing approximately 0.117% of our total shares oustanding, have been tendered. The settlement will close upon the fulfillment of certain requirements. We believe that the Petersen entities’ participation in our capital stock and management will strengthen our Argentine ties and expertise.

Extension of Exploitation Concessions in the province of Neuquén

During the month of September, pursuant to the notice provided to firms holding exploitation concessions by the Province of Neuquén, through provincial decree No. 822/08, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of the exploitation concessions identified below, which was to become effective upon its approval by the Legislature of the Province of Neuquén.

On October 2008, the legislation of the Province of Neuquén approved the Memorandum of Agreement through provincial Act No. 2615, which was enacted by provincial executive decree No. 1830/08, and was published in Official Gazette No. 3109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández.

•
Extension of concession terms within the province of Neuquén: exploitation concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term, which means that they will expire on November 14, 2027.

•	Under Provincial Decree No. 822/08, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement,

initial payments of U.S.$ 109 million, U.S.$ 26 million, and U.S.$ 40 million, to be applied to different accounts of different provincial agencies; ii)  to pay the Province “An Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income due to lower export duties or if YPF actually received a higher price for the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$ 3,200 million trough 2027, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the mentioned Memorandum of Agreement; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in a total amount of U.S.$ 20 million, which will be made in installments in the years 2008, 2009 and 2010. The purpose of such contributions will be to contribute to the development of the Province of Neuquén in terms of education, environment, health, culture, science and research and community development.

Changes to our Board of Directors, Committees and Management

Since the filing of our Annual Report on Form 20-F with the Securities and Exchange Commission on April 15, 2008, the following changes to our Board of Directors, committees and management have taken place:

•
Mr. Eduardo Elsztain is no longer a member of our Board of Directors or an alternate member of our Audit Committee. Our Board of Directors is currently composed of 16 Directors and 14 Alternate Directors.

•	Mr. Ignacio Cruz Moran has replaced Mr. Walter Forwood as our Chief Financial Officer. Both Mr. Moran and Mr. Forwood continue to serve as Alternate Directors.

•	Our Disclosure Committee is currently composed of the following members:

Name	Position
Sebastián Eskenazi	Chief Executive Officer
Antonio Gomis Sáez	Chief Operating Officer
Carlos Alfonsi	Director Refining and Logistics
Fernando Dasso	Director of Human Resources
Juan Carlos Miranda	Media Director
Sergio Resumil	Director of Communication
Ignacio Cruz Moran	Chief Financial Officer
Tomás García Blanco	Director of Exploration and Production
Carlos Jimenez	Director of Management Control
Àngel Ramos Sánchez	Director of Administration and Tax
Rafael López Revuelta	Director of Chemicals
Alfredo Pochintesta	Director of Marketing
Gonzalo López Fanjul	Director of Industrial Subsidiaries
Alejandro Quiroga López	General Counsel
Aquiles Rattia	Director of Reserves Control
Rubén Marasca	Director of Internal Audit

ITEM 5.    UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)
(The condensed consolidated statements of income for the six-month periods ended June 30, 2008 and June 30, 2007, are unaudited)

	2008	2007

Net sales (Note 3.h)	16,443	13,099
Cost of sales (Note 9.b)	(10,901)	(8,299)
Gross profit	5,542	4,800

Administrative expenses (Note 9.c)	(429)	(361)
Selling expenses (Note 9.c)	(1,102)	(992)
Exploration expenses (Note 9.c)	(218)	(247)
Operating income	3,793	3,200

Income on long-term investments	67	29
Other expenses, net (Note 3.i)	(241)	(18)
Financial income (expense), net and holding gains:
Gains (losses) on assets
Interests	75	160
Exchange differences	(18)	59
Holding gains on inventories	123	119
Losses on liabilities
Interests	(189)	(145)
Exchange differences	279	(19)
Reversal of impairment of other current assets (Note 2.j)	-	69
Net income before income tax	3,889	3,454
Income tax	(1,635)	(1,310)
Net income	2,254	2,144
Earnings per share (Note 1)	5.73	5.45

The accompanying notes are an integral part of these financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Amounts expressed in millions of Argentine pesos – Note 1)
(The condensed consolidated balance sheet as of June 30, 2008, is unaudited)

	2008	2007
Current Assets
Cash	105	196
Investments (Note 3.a)	519	655
Trade receivables (Note 3.b)	3,179	3,235
Other receivables (Note 3.c)	2,053	4,361
Inventories (Note 3.d)	2,854	2,573
Total current assets	8,710	11,020

Non current Assets
Trade receivables (Note 3.b)	27	32
Other receivables (Note 3.c)	854	809
Investments (Note 3.a)	824	799
Fixed assets (Note 3.e)	26,342	25,434
Intangible assets	7	8
Total non current assets	28,054	27,082
Total assets	36,764	38,102

Current Liabilities
Accounts payable (Note 3.f)	4,784	4,339
Loans (Note 3.g)	2,602	471
Salaries and social security	199	213
Taxes payable	1,561	1,441
Net advances from crude oil purchasers	-	9
Reserves	508	466
Total current liabilities	9,654	6,939

Non current Liabilities
Accounts payable (Note 3.f)	2,845	2,542
Loans (Note 3.g)	650	523
Salaries and social security	134	164
Taxes payable	24	21
Reserves	1,946	1,853
Total non current liabilities	5,599	5,103
Total liabilities	15,253	12,042

Shareholders’ Equity (per corresponding statements)	21,511	26,060
Total liabilities and shareholders’ equity	36,764	38,102

The accompanying notes are an integral part of these financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts expressed in millions of Argentine pesos – Note 1)
(The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2008 and June 30, 2007, are unaudited)

	2008	2007
Cash Flows from Operating Activities
Net income	2,254	2,144
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(67)	(29)
Dividends from long-term investments	37	52
Reversal of impairment of other current assets	-	(69)
Depreciation of fixed assets	2,046	2,012
Consumption of materials and fixed assets retired, net of allowances	186	168
Increase in allowances for fixed assets	2	73
Income tax	1,635	1,310
Income tax payments	(1,196)	(1,020)
Increase in reserves	557	271
Changes in assets and liabilities:
Trade receivables	61	2
Other receivables	2,263	59
Inventories	(281)	(460)
Accounts payable	499	211
Salaries and social security	(32)	(68)
Taxes payable	(269)	(160)
Net advances from crude oil purchasers	(10)	(46)
Decrease in reserves	(422)	(380)
Interests, exchange differences and others	(204)	(19)
Net cash flows provided by operating activities	7,059 (1)	4,051 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,816)	(2,529)
Investments (non cash and equivalents)	1	(10)
Net cash flows used in investing activities	(2,815)	(2,539)

Cash Flows from Financing Activities
Payment of loans	(697)	(355)
Proceeds from loans	3,018	501
Dividends paid	(6,789)	(2,360)
Net cash flows used in financing activities	(4,468)	(2,214)
(Decrease) in Cash and Equivalents	(224)	(702)

Cash and equivalents at the beginning of year	847	1,087
Cash and equivalents at the end of period	623	385
(Decrease) in Cash and Equivalents	(224)	(702)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (25) and (55) corresponding to interest payments for the six-month periods ended June 30, 2008 and 2007, respectively.

The accompanying notes are an integral part of these financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts expressed in millions of Argentine pesos – Note 1, except for per share amount in pesos)
(The condensed consolidated statements of change in shareholders’ equity for the six-month periods ended June 30, 2008 and June 30, 2007, are unaudited)

2008
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	-	-	-	-
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash dividend (10.76 per share)	-	-	-	-
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash dividends (6.5 per share)	-	-	-	-
- Appropriation to Legal Reserve	-	-	-	-
- Reversal of Reserve for Future Dividends	-	-	-	-
- Appropriation to Reserve for Future Dividends	-	-	-	-
Net decrease in deferred earnings (Note 2.i)	-	-	-	-
Net income	-	-	-	-
Balances at the end of period	3,933	7,281	640	11,854

	2008					2007
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity

Balances at the beginning of year	2,020	(135)	4,584	7,737	26,060	24,345
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	-	-	-	-	-	(2,360)
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash dividends (10.76 per share)	-	-	(4,232)	-	(4,232)	-
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash dividends (6.5 per share)	-	-	-	(2,557)	(2,557)	-
- Appropriation to Legal Reserve	204	-	-	(204)	-	-
- Reversal of Reserve for Future Dividends.	-	-	(352)	352	-	-
- Appropriation to Reserve for Future Dividends	-	-	4,003	(4,003)	-	-
Net decrease in deferred earnings (Note 2.i)	-	(14)	-	-	(14)	(3)
Net income	-	-	-	2,254	2,254	2,144
Balances at the end of period	2,224	(149)	4,003	3,579	21,511	24,126

The accompanying notes are an integral part of these financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)
(The condensed consolidated financial statements as of June 30, 2008 and June 30, 2007, are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securiries and Exchange Comission (“SEC”) reporting purposes.

Certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim - period reporting purposes.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. These adjustments were of a normal recurring nature. Certain notes and other information have been condensed or omitted from these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s 2007 Annual Report on Form 20-F filed with the SEC.

Comparative information as of December 31, 2007, derives from YPF’s audited financial statements included in the mentioned Annual Report on Form 20-F.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method of restatement into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the F.A.C.P.C.E., the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

•
Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

The accompanying notes are an integral part of these financial statements.

•
Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the six-month period ended June 30, 2008 and comparative information, is disclosed in Note 6.b.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholders’ equity in the account “Deferred earnings”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occurs.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform to the accounting principles used by these companies to those of YPF. The principal adjustments relate to the application of general accepted accounting principles in Argentina to foreign subsidiaries.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of June 30, 2008 and December 31, 2007, the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 3,289 and 1,049, respectively.

The accompanying notes are an integral part of these financial statements.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions, both in Argentina and abroad, with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit, based on ongoing credit evaluations, to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company's large customer base.

As of June 30, 2008, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2008 and 2007.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

-
Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period or year.

-
Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Mutual funds have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Investments in government securities have been valued at their fair value as of the end of each period or year.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

-	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each period or year.

-	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

The accompanying notes are an integral part of these financial statements.

c)	Non current investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, where no significant influence is exercised, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Gasoducto Oriental S.A. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform to the accounting principles used by companies under significant influence to those of YPF.

The investments in companies under significant influence have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related company which have produced changes to the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings of investees accounted under the equity method will be remitted in a tax free liquidation.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 9.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

-
The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

The accompanying notes are an integral part of these financial statements.

-	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

-
The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

-
The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

-
Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three year rotation plan.

-
Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

-
Properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 1. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Other fixed assets

-	The Company's other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

The accompanying notes are an integral part of these financial statements.

e)	Salaries and Social Security – Pensions Plans and other Postretirement and Postemployment Benefits

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America had three trustee defined – benefit pension plans and other postretirement and postemployment benefits.

During March 2008, YPF Holdings Inc. entered into certain contracts with Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined – benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the remaining pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

The benefits related to the mentioned plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits and postretirement plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets (if funded) and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. The Company updates the actuarial assumptions at the end of each year.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees. Other postretirement and postemployment benefits are recorded as claims are incurred.

As of June 30, 2008, the unrecognized actuarial losses amount to 20 and are associated with one pension plan and other postretirement and postemployment benefits effective as of that date.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina give the option to only disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion.

The accompanying notes are an integral part of these financial statements.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company's tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company's tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the six-month periods ended June 30, 2008 and 2007, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statements of each period.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, and in absence of agreements between companies about market prices for crude oil buying and selling operations as the result of the issuance of a new crude oil export withholding system, the Secretariat of Energy issued the Directive No.1, providing certain guidelines to calculate the royalties of crude oil.

As of the date of the issuance of these condensed financial statements, the Company has considered agreed prices in the market for some qualities of crude oil and has used these agreed prices to estimate royalty expense, in accordance to Law No.17,319 and its amendments. However, considering certain interpretations, some of these agreed prices could differ from those established in the Directive No.1. Management considers that if the Directive No.1 were applied in a manner different from the Company’s interpretation, the effects of its application would not have a significant effect in the condensed financial statements as of June 30, 2008.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted from such regime. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government.

When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. In March 2008, Resolution N° 127/2008 of the MEP increased the gas export withholding rate to 100% of the highest price from any natural gas import contract (the Company is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them). This resolution

The accompanying notes are an integral part of these financial statements.

 has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution N° 394/2007. As of June 30, 2008, the crude oil withholding rate determined according to Resolutions N° 394/2007 and N° 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Hydrocarbon export expense is charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

-
Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

-
Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management's expectations and in consultation with legal counsels. Reserves for losses are required to be accounted for at the discounted value as of the end of each year or period, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to remeasure this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred earnings” includes the effect of the exchange differences generated by the translation into pesos of investments in foreign subsidiaries.

j)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

-	Accounts which accumulate monetary transactions at their face value.

-	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

-	Depreciation of nonmonetary assets, valued at acquisition cost, have been recorded based on the remeasured cost of such assets as detailed in Note 1.

-	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

-	Income (Loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

The accompanying notes are an integral part of these financial statements.

-
The "Reversal of impairment of other current assets” account for the six-month period ended June 30, 2007, includes the reversal of the impairment charge of oil and gas exploration and producing fields held for sale as of December 31, 2006, which had been valued at the lower of their carrying amount and fair value less cost to sale. In April 2007, the Company decided to suspend the selling process of those assets and transferred the book value of those assets as fixed assets held for use.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying condensed consolidated financial statements are as follows:

a) Investments:	2008				2007
	Current		Non current		Current		Non current

Short-term investments and government securities	519	(1)	170	(3)	655	(1)	168	(3)
Long-term investments – holdings in other companies	-		853	(2)	-		837	(2)
Allowance for reduction in value of holdings in long-term investments	-		(199	)(2)	-		(206	)(2)
	519		824		655		799
(1)	Includes 518 and 651 as of June 30, 2008 and December 31, 2007, respectively, with an original maturity of less than three months.
(2)
Includes 174  and 181 as of June 30, 2008 and December 31, 2007, respectively, of Gas Argentino S.A. (“GASA”) which is fully reserved. As of June 30, 2008, GASA must initiate a new debt restructuring process with its creditors, due to the intention expressed by certain holders of bonds of concluding the agreement celebrated on December 7, 2005. This option was contemplated in the mentioned agreement.

(3)	Corresponds to restricted cash as of June 30, 2008, and December 31, 2007, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b) Trade receivables:	2008		2007
	Current	Non current	Current	Non current

Accounts receivable	3,223	27	3,142	32
Related parties	373	-	533	-
	3,596	27	3,675	32
Allowance for doubtful trade receivables	(417)	-	(440)	-
	3,179	27	3,235	32

The accompanying notes are an integral part of these financial statements.

b) Other receivables:	2008		2007
	Current	Non current	Current		Non current

Deferred income tax	-	470	-		517
Tax credits and export rebates	800	19	931		15
Trade	151	-	97		-
Prepaid expenses	134	48	111		60
Concessions charges	17	56	17		79
Related parties	387	112	2,681	(1)	-
Loans to clients	17	105	14		90
Advances to suppliers	121	-	132		-
From joint ventures and other agreements	78	-	62		-
Miscellaneous	478	96	438		98
	2,183	906	4,483		859
Allowance for other doubtful accounts	(130)	-	(122)		-
Allowance for valuation of other receivables to their estimated realizable value	-	(52)	-		(50)
	2,053	854	4,361		809
(1)
As of December 31, 2007, included 1,102 and 1,427 with Repsol YPF Brail S.A. and Repsol International Finance B.V., respectively, which were fully collected during the six-month period ended June 30, 2008.

d) Inventories:	2008	2007

Refined products	1,711	1,612
Crude oil and natural gas	791	646
Products in process	36	46
Raw materials, packaging materials and others	316	269
	2,854	2,573

e) Fixed assets:	2008	2007

Net book value of fixed assets (Note 9.a)	26,389	25,481
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of materials and equipment	(44)	(44)
	26,342	25,434

The accompanying notes are an integral part of these financial statements.

f) Accounts payable:	2008		2007
	Current	Non current	Current	Non current

Trade	3,490	20	3,131	21
Hydrocarbon wells abandonment obligations	429	2,635	395	2,316
Related parties	325	-	140	-
From joint ventures and other agreements	352	-	373	-
Environmental liabilities	114	152	137	166
Miscellaneous	74	38	163	39
	4,784	2,845	4,339	2,542

g) Loans:	Interest rates (1)	Principal maturity	2008			2007
			Current	Non current		Current	Non current

Negotiable Obligations - YPF	9.13 – 10.00%	2009 - 2028	319	196		14	523
Related parties	4.90 – 15.50%	2008 - 2010	64	454	(2)	-	-
Other bank loans	3.37 – 22.00%	2008 - 2009	2,219	-		457	-
			2,602	650		471	523
(1)	Annual fixed interest rates as of June 30, 2008.
(2)
During the six-month period ended June 30, 2008, YPF entered into a loan contract with Repsol Netherlands Finance B.V. for a total amount of US$ 150 millions, which accrues interest at an annual fixed rate of 4.90% and has final maturity in 2010.

In connection with the issuance of the Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF's total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of this offering shall be used exclusively to invest in fixed assets and working capital in Argentina.

h) Net sales:	2008	2007

Sales	18,582	13,773
Turnover tax	(332)	(232)
Hydrocarbon export withholdings	(1,807)	(442)
	16,443	13,099

The accompanying notes are an integral part of these financial statements.

i) Other expenses, net:	Income (Expense)
	2008	2007

Reserve for pending lawsuits and other claims	-	(10)
Environmental remediation – (YPF Holdings Inc. – past operations)	(256)	(57)
Miscellaneous	15	49
	(241)	(18)

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil inter segment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 5.a).

Operating income (loss) and assets for each segment have been determined after inter segment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Six-month period ended June 30, 2008
Net sales to unrelated parties	2,198	11,279	1,349	121	-	14,947
Net sales to related parties	523	973	-	-	-	1,496
Net inter segment sales	5,715	571	542	203	(7,031)	-
Net sales	8,436	12,823	1,891	324	(7,031)	16,443
Operating income (loss)	2,010	1,525	658	(328)	(72)	3,793
Income on long-term investments	57	10	-	-	-	67
Depreciation	1,758	209	54	25	-	2,046
Acquisitions of fixed assets	2,629	327	64	147	-	3,167
Assets	21,463	9,904	2,179	4,065	(847)	36,764
Six-month period ended June 30, 2007
Net sales to unrelated parties	1,607	8,885	1,213	56	-	11,761
Net sales to related parties	331	1,007	-	-	-	1,338
Net inter segment sales	6,057	880	418	169	(7,524)	-
Net sales	7,995	10,772	1,631	225	(7,524)	13,099
Operating income (loss)	2,155	1,087	321	(301)	(62)	3,200
Income on long-term investments	19	10	-	-	-	29
Depreciation	1,761	184	44	23	-	2,012
Acquisitions of fixed assets	2,050	321	58	100	-	2,529
Year ended December 31, 2007
Assets	19,893	11,199	2,220	5,421	(631)	38,102

Export sales, net of withholdings taxes, for the six-month period ended June 30, 2008 and 2007 were 4,155 and 4,172, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

The accompanying notes are an integral part of these financial statements.

5.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of June 30, 2008, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

–
Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–
Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to YPF. On January 20, 2004, YPF answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court's (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008 the Appeal Court in Criminal Economic Matters rejected the prescription argument made by YPF, and such decision has been appealed by YPF.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by YPF and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

The accompanying notes are an integral part of these financial statements.

–
Tax claims: On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by YPF, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally notified YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF was formally notified of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. YPF has appealed such resolution in the National Tax Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) so as to avoid facing interest payment or a fine and filed reimbursement summary proceedings. On March 14, 2008, the AFIP notified YPF of the rejection of the reimbursement previously mentioned. The Company appealed that decision before the National Tax Court.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

–
Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy.

Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms that affect the exports established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The accompanying notes are an integral part of these financial statements.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by YPF, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by YPF and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by YPF. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, YPF has not been notified of the initiation of the arbitration demands. Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. claimed damages in a total amount of U$S 28.1 for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. On July 16, 2008, AES Uruguaiana Emprendimientos S.A. also claimed an additional amount of US$ 2.7 for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims.

In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). YPF has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The parties have exchanged documentation requirements and have presented their appellate brief with the documental evidence and witnesses’ declaration. Having the parties previously suspended the arbitration, in August 29, 2008 they extended that suspension by common consent, for sixty additional days to enable negotiations. Damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand invoices for penalties received for periods subsequent to August 2007.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply to its combined-cycle plant located in Buenos Aires City. YPF has formally denied such breach based on the view that, pending the restructuring of such contracts, it is not obliged to confirm nominations of natural gas to this client during certain periods of the year. On June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce (“ICC”). Central Puerto S.A. nominated its arbiter and notified YPF the initiation of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in Buenos Aires City to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, requesting for the rejection of the claims of Central Puerto S.A. Besides, YPF has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting (i) the rejection of all subsidiary claims presented by YPF, including the request that the Chamber ratifies the effectiveness of the contract and the rejection of the fair reconvention of the contract; (ii) the rejection of the settlement and payment claim related to amounts due by Central Puerto S.A. pursuant to the “take or pay” clause; (iii) the rejection of the settlement and payment claim related to the adjustment by the application of the “Coeficiente de Estabilización de Referencia” (“CER”), and in subsidy opposing the prescription exception; (iv) the inappropriateness of the claim in relation with the price differential payment.

The accompanying notes are an integral part of these financial statements.

On February 11, 2008, an audience was held with the arbitral trial members and the “Acta de Misión” was subscribed. In that document, Central Puerto S.A. argued that, in relation with the quantification of the pretensions, it could not determine the claimed amount until the performance of the corresponding work of experts. However, in order to determine the provision (article No.18 (1)(c) of the ICC Reglament), it acceded to fix the payment provision on its charge based on the maximum value determined by ICC Reglament (Apendix III). YPF estimated in approximately US$ 11 million, plus interest and CER, the amount that must be claimed as payable to its favor, under the reconvention process, regardless of the result of the work of experts that will be done.

As of June 30, 2008, YPF has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–
Environmental claims in La Plata: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As mentioned previously, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery and claims for the compensation to the neighbors of La Plata Refinery.

–
EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim are partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. YPF and EDF are both currently challenging the arbitral decision. On April 22, 2008, the Federal Appellate Court on Commercial Matters declared that the resource presented by YPF has suspension effects over the arbitral decision. Nevertheless, EDF is seeking the enforcement of the arbitral decision before the court in Delaware, United States, which was rejected by YPF.

–	Environmental contingencies and other claims and commitments of YPF Holdings Inc. – a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”) (both controlled by YPF Holdings Inc.) could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of
The accompanying notes are an integral part of these financial statements.

natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (“the selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2008, reserves for the environmental contingencies and other claims totaled approximately 589. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 46 as of June 30, 2008, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–
In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

The accompanying notes are an integral part of these financial statements.

–
In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Nowadays, Tierra is holding meetings with these companies to organize the coalition of a group similar to the Passaic´s, in order to share the costs associated with works in the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River, and the Kill van Kull River.

–
In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. In September 2008, the court also dismissed YPF’s motion to dismiss for lack of personal jurisdiction. YPF plans to appeal against this decision.

–
In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did other interested parties. In September 2007, EPA announced its intention to spend further time considering these comments, to issue a proposed plan for public comment by the middle of 2008 and to select a clean-up plan in the last quarter of 2008. Tierra will respond to any further EPA proposal as may be appropriate at the time.

–
In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel requesting that discussions relating to such agreement be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra will continue to participate in the PRRP group with regard to this matter. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible party (“PRP”).

The accompanying notes are an integral part of these financial statements.

–
In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which will encompass the removal of 40,000 cubic yards, is scheduled for completion within 30 months, from the effective date of the AOC (June 2008). The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first one is completed. As of June 30, 2008, the due date of this phase is not estimated. During the removal action, contaminants not produced by the former Diamond plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of June 30, 2008, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of June 30, 2008, there are approximately 274 reserved in connection with the foregoing matters related to the Passaic River and surrounding area, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached a conceptual agreement on a possible settlement that remains subject to further agreement on terms and conditions. As a result YPF Holdings Inc. has reserved 21 (which are included in the amount of 98 disclosed in the following paragraphs).

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

The accompanying notes are an integral part of these financial statements.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 23 (which are included in the amount of 98 disclosed in the following paragraphs).

As of June 30, 2008, there are approximately 98 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra is submitting required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 24 as of June 30, 2008 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of June 30, 2008, YPF Holdings Inc. has reserved 51 for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, negotiations have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 1 as of June 30, 2008 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional exposure or costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA.

Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

The accompanying notes are an integral part of these financial statements.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2008, YPF Holdings Inc. has reserved 7 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at this time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with black lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2008, YPF Holdings Inc. has reserved 26 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of material costs in addition to YPF Holdings Inc.’s current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. Maxus believes that its current reserves are adequate for these past costs. Maxus is currently evaluating the decision of the Court of Appeals. As of June 30, 2008 YPF Holdings Inc. has reserved 45 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 15.96% of those costs incurred by one of the plaintiffs. Occidental’s motion for reconsideration of a portion of this decision has been filed with the court, and the parties are awaiting the court’s decision on this and other post-judgment motions. As of June 30, 2008, YPF Holdings Inc. has reserved 11 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. YPF Holdings Inc. reserves legal contingences that are probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the Neptune Prospect. On March 16, 2008, the Company was notified that a structural anomaly was identified in at least one of the pontoons of the Neptune Platform. As of the date of the issuance of those financial statements, remediation

The accompanying notes are an integral part of these financial statements.

activities are substantially completed, and production has started gradually since July 2008. Total commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618 are US$ 22 million for 2008, US$ 5 million for 2009, US$ 4 million for 2010, US$ 3 million for 2011, US$ 2 million for 2012 and thereafter.

Additionally, the Company’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have a reasonably possible outcome:

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Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemental Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001. The Central Bank has indicted YPF on charges allegedly related to certain exports performed during 2002, once the executive order 1,606/2001 was no longer in force and before the executive order 2,703/2002 came into effect. Therefore, YPF will file an answer to the charges and will offer evidence in this regard. In case YPF is indicted on charges involving other exports during the said period, YPF has the right to challenge the decision as well as to request the issuance of precautionary measures.

There is a recently confirmed sentence, connected with proceeding to another hydrocarbon exporter, where the claim was the same and that company and its directors were acquitted of all charges because it was considered that such company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports. Additionally, the Office of the General Prosecutor of Argentina has recently issued an opinion, in a similar claim, analyzing the behavior of another oil and gas company. According to that opinion, no violations had been committed as the uncertainty associated with the scope of the liability was generated by the existence of different rules. Due to the absence of intention in the behavior, the Office of the General Prosecutor of Argentina has pronounced in favor of filing the claims.

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Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. We requested that the claim be rejected because the defects of the complaint indicated by the CSJN have not been corrected, but such request was denied. YPF has answered the demand and has required the summon of the National Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

The accompanying notes are an integral part of these financial statements.

-	Environmental claims in Dock Sud and Quilmes:

Dock sud: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)
Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the National Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”).

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors, for the reparation of the environmental damage, will continue before the CSJN.

Quilmes: Citizens which allege to be residents of Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation that is being performed by the Company in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has requested suspension of the term to answer the lawsuit, until the document filed by the plaintiffs is obtained. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify YPF against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine government, through an administrative decision, has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine government to obtain a judicial award declaring this administrative decision null and void. In addition, a group of neighbors brought out-of-court claims against YPF related to similar claims amounting to 5.

As a result of development of new information produced after the issuance date of the Company’s financial statements as of June 30, 2008, filed with the CNV on August 8, 2008, the Company’s Management has reassessed its consideration of some of these claims, considering their outcome as probable. The effect of the registration of the reserve estimated by the Company’s Management due to this new outcome during the third quarter of 2008 was not material.

The accompanying notes are an integral part of these financial statements.

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National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law No. 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Law No. 25,156. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings.

The Antitrust Board has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, in which it commits, among other things, to refrain from including a clause with the destiny of the product in future bulk LPG supply contracts.

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Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 51 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF's privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, mentioned in “La Plata environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, for the time being, information and documents in order to answer the claim are being collected, and it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

The accompanying notes are an integral part of these financial statements.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, previously mentioned in “La Plata environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF's privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

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Other claims related to the natural gas domestic market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite YPF has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingences.

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Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medianito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution failed to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF presented the corresponding discharge, denying the mentioned imputations.

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Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

The Company is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company's operations are in substantial compliance with the laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

The accompanying notes are an integral part of these financial statements.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions. Furthermore, based on the aging of the environmental issue, the Company analyzes the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 3,064 as of June 30, 2008, the Company has reserved 266 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company's existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

c)	Other matters:

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Contractual commitments: In June 1998, YPF received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. The pending amount of this advance for sales of crude oil was classified as “Net advances from crude oil purchasers” on the balance sheet as of December 31, 2007. As of June 30, 2008, the obligations corresponding to the mentioned commitment had been completely settled.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, YPF has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption or suspension, for any reason, except for physical force majeure event.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five business-day term to enter into the Agreement 2007-2011. The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customers’ consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription and that it is currently in an implementation stage.

The accompanying notes are an integral part of these financial statements.

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Regulatory requirements: the Company is subject to certain regulations that require satisfying the hydrocarbon market domestic demand. Among these regulations, in October 11, 2006, Domestic Trade Secretary issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. If the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the partial or total suspension of one or several export permits. Through SE Note No. 1,009/2006, the Secretariat of Energy limited the exportable volumes of natural gas authorized by the SE Resolution No. 167/1997 in a 20% (thus, 80% of the authorized exportable volumes remain outstanding) by the SE Note N° 1,009/2006. All of this is connected with the export authorization gave by the SE Resolution N° 167/1997.

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. YPF has begun to develop and implement a technical and environmental audit plan as required by the resolution.

-
Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in fixed assets and committed among other things to define a disbursement and an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

6.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The condensed consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 7 and 8 and principally relate to the items discussed in the following paragraphs:

a.	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency translation”

The accompanying notes are an integral part of these financial statements.

(“SFAS No. 52”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of June 30, 2008, June 30, 2007 and December 31, 2007, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.03 and 3.15 to US$ 1, as of June 30, 2008 and December 31, 2007, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 530 and 486, in total assets and total liabilities as of June 30, 2008 and December 31, 2007, respectively, and an increase of 903 and 647 in net sales and 498 and 331 in operating income for the six-month periods ended June 30, 2008 and 2007, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the periods and year presented.

d.	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that were held as pending for sale or disposal, the Company’s policy is to record these assets, on an individual basis, at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment test on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flows. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

Accumulated impairment recorded as of June 30, 2008 and December 31, 2007, was mainly the result of a decrease in oil and gas reserves affecting certain long – lived assets of the YPF’s Exploration and Production Business Segment.

The accompanying notes are an integral part of these financial statements.

There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2008 and 2007.

The adjusted book value after impairment under U.S. GAAP results in lower depreciation of 74 and 85 for the six-month periods ended June 30, 2008 and 2007, respectively. Additionally, the reconciliation adjustment of 16 for the six-month period ended June 30, 2007, includes a loss of 69 for the elimination of the reversal of an impairment charge made under Argentine GAAP, which is not allowed under U.S. GAAP.

e.	Reorganization of entities under common control

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results related with reorganization of entities under common control are eliminated and the corresponding accounts receivable are considered as a capital (dividend) transaction.

During the six-month period ended June 30, 2007, the Company collected the account receivables related with the reorganization of entities under common control. Accordingly, no shareholders’ equity adjustment is required as of June 30, 2008 and December 31, 2007. Net income reconciliation for the six-month period ended June 30, 2007, includes the elimination of interests accrued under Argentine GAAP in relation with the mentioned account receivables, which should not be recognized under U.S. GAAP.

f.	Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has a non-contributory defined-benefit pension plan and other postretirement and postemployment benefits.

Under Argentine GAAP, the net liability for defined-benefits plans is the amount resulting from the sum of the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses. These unrecognized actuarial losses are recorded in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” (“SFAS No. 158”). Under provisions of SFAS No. 158 the Company fully recognized the under funded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

The total effect under U.S. GAAP of the settlement of the pension plans mentioned in Note 2.e was US$ 66 million.

g.	Accounting for asset retirement obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under U.S. GAAP is detailed in Note 8.c.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

The accompanying notes are an integral part of these financial statements.

h.	Consolidation of variable interest entities - Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

Until May 2008, YPF had operations with one variable interest entity (“VIE”) which has been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

YPF entered into a forward oil sale agreement that called for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement was a VIE incorporated in the Cayman Islands, which financed itself through the issuance of notes. The oil to be delivered under the supply agreement was subsequently sold in the open market.

YPF was exposed to any change in the price of the crude oil it delivered under the outstanding FOS transaction. YPF’s exposure derived from crude oil swap agreements under which YPF paid a fixed price with respect to the nominal amount of the crude oil sold, and received the variable market price of such crude oil.

In May 2008, YPF delivered the last barrels committed under the FOS transaction; consequently the transaction and the swap agreement expired. As of June 30, 2008, no shareholder’s equity reconciliation adjustment is required.

As of December 31, 2007 the effect before taxes of such consolidation was an increase in the “Loans” account of 68, an increase of current assets of 24, the elimination of “Net advances from crude oil purchasers” of 9 and a decrease in shareholders’ equity of 35.

i.	Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of June 30, 2008 and comparative information is included in “Capitalization of financial expenses” in the reconciliation in Note 7.

j.	SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

The Company implemented FIN 48 in January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how

The accompanying notes are an integral part of these financial statements.

much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on YPF’s financial position. There were no unrecognized tax benefits as of December 31, 2007 and June 30, 2008.

Under Argentine tax regime, as of June 30, 2008, fiscal years 2002 through 2007 remain subject to examination by the Federal Administration of Public Revenues (“AFIP”).

k.	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 was effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on its financial position results of operations and cash flows as the Company did not use the fair value option.

l.	SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

m.	SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

n.	SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

The accompanying notes are an integral part of these financial statements.

7.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The following is a summary of the significant adjustments to net income for each of the six-month periods ended June 30, 2008 and 2007 (unaudited), and to shareholders' equity as of June 30, 2008 (unaudited) and December 31, 2007, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	For the six-month period ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Net income according to Argentine GAAP	2,254	2,144
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	364	393
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	(1,091)	(641)
Impairment of long-lived assets (Note 6.d)	74	16
Reorganization of entities under common control - Interest from accounts receivable (Note 6.e)	-	(15)
Pension Plans (Note 6.f)	(107)	(9)
Asset Retirement Obligations (Note 6.g)	(31)	7
Consolidation of VIEs (Note 6.h)	35	13
Capitalization of financial expenses (Note 6.i)	7	21
Deferred income tax (1)	(1)	(14)
Net income in accordance with U.S. GAAP	1,504	1,915

	As of
	June 30, 2008	December 31, 2007
	(Unaudited)

Shareholders' equity according to Argentine GAAP	21,511	26,060
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	(3,838)	(4,203)
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	5,740	7,723
Impairment of long-lived assets (Note 6.d)	(461)	(554)
Pension plans (Note 6.f)	(20)	(65)
Asset Retirement Obligations (Note 6.g)	(47)	(17)
Consolidation of VIEs (Note 6.h)	-	(35)
Capitalization of financial expenses (Note 6.i)	218	220
Deferred income tax (1)	(60)	(62)
Shareholders' equity in accordance with U.S. GAAP	23,043	29,067

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The accompanying notes are an integral part of these financial statements.

The summarized balance sheets as of June 30, 2008 and December 31, 2007, and statements of income and cash flows for the six-month periods ended on June 30, 2008 and 2007, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	As of
Summarized consolidated balance sheets	June 30, 2008	December 31, 2007

Current assets	8,343	10,695
Fixed assets	26,931	27,372
Other non current assets	2,497	2,679
Total assets	37,771	40,746

Current liabilities	8,337	5,719
Non current liabilities	6,391	5,960
Shareholders' equity	23,043	29,067
Total liabilities and shareholders' equity	37,771	40,746

	For the six-month periods ended June 30,
Summarized consolidated statements of income	2008	2007

Net sales	15,552	12,400
Operating income (Note 8.a)	2,777	2,742
Net income	1,504	1,915
Earnings per share, basic and diluted	3.82	4.87

	For the six-month periods ended June 30,
Summarized consolidated statements of cash flows	2008	2007

Net cash flow provided by operating activities	7,110	3,250
Net cash flow used in investing activities	(2,785)	(2,493)
Net cash flow used in financing activities	(4,422)	(1,302)
Decrease in cash and equivalents	(97)	(545)
Cash and equivalents at the beginning of years	610	821
Exchange differences from cash and equivalents	(10)	2
Cash and equivalents at the end of period (1)	503	278

(1)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The accompanying notes are an integral part of these financial statements.

8.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

Under U.S. GAAP, costs charged to income for environmental remediation, holding gains on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 7 is approximately the same as comprehensive income as defined by SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”) for all periods presented, except for the effect in the six-month periods ended June 30, 2008 and December 31, 2007 of the following items, that should be included in Accumulated other comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	As of
	June 30,	December 31,
	2008	2007

Effect arising from the translation into reporting currency (1)	14,593	15,485
Pension plans and other postretirement and postemployment benefits(2)	(54)	(208)
Accumulated other comprehensive income at the end of period/year	14,539	15,277

(1) Has no tax effect.
(2) Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

Under Argentine regulations, the Company has the obligation to incur costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each period or year and under U.S. GAAP, is as follows:

	As of
	June 30, 2008	December 31, 2007
Aggregate assets retirement obligation, beginning of year	3,036	2,441
Translation effect	(136)	83
Revision in estimated cash flows	364	314
Obligations incurred	-	67
Accretion expense	118	197
Obligations settled	(27)	(66)
Aggregate assets retirement obligation, end of period/year	3,355	3,036

d)	Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which became effective for the Company on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and

The accompanying notes are an integral part of these financial statements.

expands disclosure requirements about fair value measurements. SFAS 157 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company's investments in mutual funds and government bonds.  The fair value measurements for these assets are based on quoted prices or observable market inputs.  The fair value of these assets and the related gains or losses from periodic measurement at fair value is immaterial to the Company's financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. In this regard, the major categories of assets and liabilities for which the Company will not apply the provisions of SFAS 157 until January 1, 2009, are long-lived assets that are measured at fair value upon impairment. The Company does not expect the adoption to have a material impact on the Company’s financial statements.

9.	OTHER CONDENSED CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution

b)	Cost of sales

c)	Expenses incurred

The accompanying notes are an integral part of these financial statements.

a)	Fixed assets evolution

	2008
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases, transfers and reclassifications		Amounts at end of period

Land and buildings	2,391	-	-		45		2,436
Mineral property, wells and related equipment	51,595	(25)	351		1,733		53,654
Refinery equipment and petrochemical plants	9,227	-	3		84		9,314
Transportation equipment	1,887	-	-		13		1,900
Materials and equipment in warehouse	791	-	362		(298)		855
Drilling and work in progress	4,617	1	2,273		(1,662)		5,229
Exploratory drilling in progress	147	-	147		(116)		178
Furniture, fixtures and installations	622	-	4		(1)		625
Selling equipment	1,406	-	1		19		1,426
Other property	377	(1)	26		(20)		382
Total 2008	73,060	(25)	3,167	(2)	(203	)(1)	75,999
Total 2007	61,939	3	2,529		5,045	(1)(6)	69,516

	2008
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-03-08		Net book value as of 06-30-07		Net book value as of 12-31-07

Land and buildings	1,108	(1)		2%	27	1,134	1,302		1,277		1,283
Mineral property, wells and related equipment	37,131	(2)		(4)	1,732	38,861	14,793	(3)	13,425	(3)	14,464	(3)
Refinery equipment and petrochemical plants	6,139	(2)		4 - 10%	202	6,339	2,975		3,000		3,088
Transportation equipment	1,324	(1)		4 - 5%	30	1,353	547		561		563
Materials and equipment in warehouse	-	-		-	-	-	855		645		791
Drilling and work in progress	-	-		-	-	-	5,229		4,467		4,617
Exploratory drilling in progress	-	-		-	-	-	178		129		147
Furniture, fixtures and installations	523	(1)		10%	18	540	85		120		99
Selling equipment	1,056	-		10%	29	1,085	341		334		350
Other property	298	(8)		10%	8	298	84		80		79
Total 2008	47,579	(15	)(1)		2,046	49,610	26,389
Total 2007	39,377	4,089	(1)(6)		2,012	45,478			24,038		25,481

(1)	Includes 2 and 73 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2008 and 2007, respectively.

(2)	Includes 351 corresponding to the future cost of hydrocarbon wells abandonment obligations for the six-month period ended June 30, 2008.

(3)	Includes 764, 920 and 851 of mineral property as of June 30, 2008 and 2007 and December 31, 2007, respectively.

(4)	Depreciation has been calculated according to the unit of production method.

(5)	Includes the net effect of the exchange differences arising from the translation of fixed assets net book values at beginning of the year in foreign companies.

(6)	Includes 5,291 of cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disclosed as held for sale as of December 31, 2006.

The accompanying notes are an integral part of these financial statements.

b)	Cost of sales

	For the six-month periods ended June 30,
	2008	2007

Inventories at beginning of year	2,573	1,697
Purchases for the period	3,924	2,568
Production costs (Note 9.c)	7,135	6,072
Holding gains on inventories	123	119
Inventories at end of period	(2,854)	(2,157)
Cost of sales	10,901	8,299

c)	Expenses incurred

	For the six-month periods ended June 30,
	2008					2007
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	485	97	98	25	705	604
Fees and compensation for services	98	166	21	1	286	213
Other personnel expenses	158	47	12	9	226	179
Taxes, charges and contributions	139	13	188	-	340	250
Royalties and easements	1,138	-	3	7	1,148	984
Insurance	55	3	5	-	63	60
Rental of real estate and equipment	189	3	34	-	226	185
Survey expenses	-	-	-	50	50	100
Depreciation of fixed assets	1,970	23	52	1	2,046	2,012
Industrial inputs, consumable materials and supplies	279	3	25	2	309	328
Operation services and other service contracts	526	10	40	5	581	345
Preservation, repair and maintenance	917	10	22	1	950	801
Contractual commitments	156	-	-	-	156	232
Unproductive exploratory drillings	-	-	-	109	109	73
Transportation, products and charges	448	-	549	-	997	838
Allowance for doubtful trade receivables	-	-	(22)	-	(22)	34
Publicity and advertising expenses	-	30	42	-	72	62
Fuel, gas, energy and miscellaneous	577	24	33	8	642	372
Total 2008	7,135	429	1,102	218	8,884
Total 2007	6,072	361	992	247		7,672

The accompanying notes are an integral part of these financial statements.

10.	RECENT EVENTS

Extension of of Exploitation Concessions in the province of Neuquén

During the month of September, pursuant to the notice provided to firms holding exploitation concessions by the Province of Neuquén, through provincial decree No. 822/08, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of the exploitation concessions identified below, which was to become effective upon its approval by the Legislature of the Province of Neuquén.

On October 2008, Provincial Act No. 2615 approved the Memorandum of Agreement, which was enacted by provincial executive decree No. 1830/08, and was published in Official Gazette No. 3109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández.

•
Extension of concession terms within the province of Neuquén: exploitation concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term, which means that they will expire on November 14, 2027.

•
Under Provincial Decree No. 822/08, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of U.S.$ 108 million, U.S.$ 26 million, and U.S.$ 41 million, to be applied to different accounts of different provincial agencies; ii)  to pay the Province “An Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income due to lower export duties or if YPF actually received a higher price for the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$ 3,200 million until 2027, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the mentioned Memorandum of Agreement; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of U.S.$ 20 million, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to contribute to the development of the Province of Neuquén in terms of education, environment, health, culture, science and research and community development.

As of the issuance date of these condensed consolidated financial statements, all significant events subsequent to June 30, 2008, have been considered or disclosed in the preceding notes.

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	October 28, 2008	By:	/s/ Ignacio C. Moran
			Name:	Ignacio C. Moran
			Title:	Chief Financial Officer